FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of April 2017

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X   Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

A copy of 2016 Environmental, Social and Governance Report of Huaneng Power International, Inc. (the “Registrant”), submitted by the Registrant to Hong Kong Exchanges and Clearing Limited on April 19, 2017.

Contents
1	Chairman’s Statement				02
2	About Us				04
	2.1	Company Profile			05
	2.2	Corporate Governance			05
	2.3	Development Strategy			06
	2.4	Company Philosophy			06
	2.5	ESG Responsibility Management			07
	2.6	Table of Key Performance Indicators in 2016			08
	2.7	Stakeholders Engagement and Identification of Material Issues			10
		2.7.1	Information about and Communication with Stakeholders		10
		2.7.2	Processes of Identification of Material Issues		11
3	Serving the Society, Upholding Regulated Operation				12
	3.1	Intensive Guarantee of Power Supply Stability			13
	3.2	Thorough Implementation of Lawful Management			15
		3.2.1	Reinforcement of Anti-corruption Management		15
	3.2.2	Protection of Intellectual Property Right			16
4	Life First, Guaranteeing Production Safety				17
	4.1	Promotion of Establishment of Intrinsic Safety System			18
	4.2	Reinforcement of Foundation of Trifold Safety Supervision			20
	4.3	Protdection of Employees’ Occupational Safety and Health			21
	4.4	Enhancement of Employees’ Safety Consciousness			23
5	Protecting Environment Effectively, Advancing Green Development				24
	5.1	Vigorous Development of Clean Energy			25
	5.2	Active Exploration of Innovative Technologies			27
	5.3	Solid Promotion of Energy Conservation and Emission Reduction			28
		5.3.1	Overall Planning		28
		5.3.2	Energy Conservation and Consumption Reduction		28
		5.3.3	Water Resources Management		30
		5.3.4	Emissions Management		31
			5.3.4.1	Exhaust Gas Management	31
			5.3.4.2	Management of Greenhouse Gases	33
			5.3.4.3	Wastewater Management	36
			5.3.4.4	Waste Management	36
		5.3.5	Noise and Other Environmental Impacts		37
6	Work Together with One Heart, to Promote Collective Growth				38
	6.1	Equal Employment and Equity Protection			39
	6.2	Employee Training and Career Development			40
	6.3	Happy Work and Happy Life			42
7	Harmony and Win-win Share of Development Results				46
	7.1	Continuously Strengthen Supplier Management			47
	7.2	Build a Harmonious and Stable Customer Relationship			48
	7.3	Actively Participate in Social Welfare			49
8	Embracing the World, Spreading Three-colour Culture				52
9	Looking Forward to the Future, Motivated for Tomorrow				57
10	Appendix				59
	10.1	About this Report			59
	10.2	Contents Index of Environmental, Social and Governance (ESG) of Hong Kong Exchanges and Clearing Limited (HKEx)			60
	10.3	Contents Index of Global Reporting Initiative (GRI)			63
	10.4	Readers’ Feedback			68
01

01 Chairman’s Statement
02

2016 is the opening year of China’s 13th Five-Year Plan, as well as a crucial year when Huaneng Power International has developed itself into a world-class public power company. The Company has resolutely extended its businesses, moderately operated, increased competitive strength ceaselessly, and realized its healthy development.

As a responsible enterprise citizen, Huaneng Power International has persisted in the environment protection concepts of “energy conservation, emission reduction, and clean development”, earnestly implemented national policy and target responsibility of energy conservation and emission reduction, consolidated its leading position in clean and efficient conventional energy, vigorously developed new energy, strived to reduce resource consumption and pollutant emission, enhanced efficiency of energy use, actualised the Company’s “green” concepts of “emphasis on science and technology, protection of environment” in all aspects. In 2016, Huaneng Power International has continued to intensify its energy conservation and emission reduction, further reduced unit power consumption in power generation, uninterruptedly diminished emissions of sulphur dioxide, nitrogen oxides, soot and other pollutants, and made due contributions for the environmental, social and economic development.

As a responsible enterprise citizen, Huaneng Power International has insisted on harmonious development concepts of “serve the Country, benefit the society, seek multilateral benefits and develop together”, and is committed to working with stakeholders to promote economic and social development. Through close cooperation with stakeholders, as well as thorough consideration of and effective response to their demands, Huaneng Power International has further enhanced its sustainable operational capacity, and meanwhile requited the society when it is prospering. During G20 Summit 2016, Huaneng Power International’s 49 power units from 17 power plants, which were responsible for providing power guarantee, have not encountered any abnormal production nor environmentally unfriendly excessive emission events, completing successfully the task of power guarantee for G20 Summit.

In 2017, the Company will stick to the five vital developmental concepts of “innovation, coordination, green, openness, and sharing”, become an industry leader in green development. Meanwhile, the Company will continuously persevere with the core values of “upholding integrity, emphasising cooperation; innovating constantly, progressing proactively; creating achievements, serving the Country”, making contribution for the realisation of projected objectives of the “13th Five-year Plan”.

Chairman of Huaneng Power International, Inc.
03

02 About Us
04

2.1 Company Profile
Huaneng Power International Co., Ltd. (“Huaneng Power International”, “the Company”) was incorporated on June 30, 1994, whose core business is to develop, construct and operate power plants throughout China by making use of modern technology and equipment and financial resources available domestically and internationally. It is one of China’s largest public power generation companies, as well as the first domestic power company that goes public in New York, Hong Kong and Shanghai.

As the core enterprise of China Huaneng Group’s (“Huaneng Group”) central industry, Huaneng Power International has been insisting on innovations in technologies, structure, and management since its incorporation; and on aspects regarding the advancement in power technologies and construction and management of power plant. The Company has been the pioneer and has created various milestones within the domestic power industry, which facilitated the great-leap development of the power business and technological advancement of the power station equipment manufacturing industry in China, and also significantly contributed to the improvement of technical and management standards of the domestic power generation enterprises.

As at 31 December 2016, the Company has controlling generation capacity of 83,878 MW and equity-based generation capacity of 76,618 MW and its domestic power plants are located in 22 provinces, municipalities and autonomous regions. The Company also has a wholly-owned power company in Singapore.

The Company was awarded the “Golden Governance 2016 Listed Company Outstanding Board Secretaries” (as to investor relations) (金治理二零一六年度上市公司優秀董秘) by the Shanghai Securities News, “the Most Investment Value Award for Listed Companies” and “the Best Board Secretary” in the China Securities Golden Bauhinia Awards Competition. In addition, the Company’s 2015 annual report of the H shares won Gold Award in the 30th International ARC Awards Competition. Besides, the Company was on the list of “Platts Top 250 Global Energy Listed Companies Award” for eight consecutive years and ranked 27th in 2016 with its ranking continuing to move higher.

2.2 Corporate Governance
As a public company listed in three stock exchanges, the Company has been subject to regulation by securities regulatory authorities of the three domestic and overseas places of listing, and supervision from its vast shareholders. The Company has highly valued the importance of corporate governance by enhancing its corporate governance system, which comprises the general meetings, the Board, the Supervisory Committee and the operation team. It has established an operating mechanism with clear terms of reference among decision authority, supervisory authority and operation authority to enable each of them to perform their respective liabilities subject to balance and coordination among the same parties, so that the right of the Shareholders’ meeting and Board to make decision over material issues and the right of the Supervisory Committee to supervise relevant matters can be effectively exercised to ensure the operation team can deal with operational issues in an effective and regulatory way.

Through years of exploration and practice, it has gradually formulated a regulated, efficient and enhanced corporate governance structure, and also established a sound and effective system that suits the own development needs of the Company. The Company has assessed the applicability and effectiveness of the management system on a regular basis, carried out revision and improvement thereof timely, and has thus achieved the dynamic maintenance of the system.

2.3 Development Strategy
The Company is committed to innovation, coordination, green, open and shared development in line with China’s energy production and consumption reforms, taking initiatives to adapt to new norm, respond to new challenges, follow the objective to establish first-class
05

enterprise with international competitiveness, focus on improving the quality and performance of its development, and seek to accelerate transformation and upgrading. The Company will also put in place a new mechanism under the principle that management shall be centered on competitiveness improvement, operations shall be centered on customers, development shall be centered on market demands, so as to strengthen the strategic leadership and continuously improve its core competitiveness. The Company aims to consolidate its leading position in the conventional energy sector, speed up the new energy development, improve the synergy within the industry, expand the sales service region, accelerate the international layout, digitize Huaneng International, realize the all-around improvement of the Company’s operating results, quality performance and corporate vitality, and build the Company into an internationally leading public power producer with standardized management, advanced technologies, energy saving and environment-friendly, reasonable operating structure, outstanding operations, sound corporate governance and superior market value.

2.4 Company Philosophy
Corporate Missions	•	Being a “red company” that serves the socialism country with the special characteristics of China
•	Being a “green company” that focuses on science, technology, and environment protection
•	Being a “blue company” that keeps abreast of the latest development and is open world widely for innovative learning

Corporate Core Values	•	Upholding integrity, focusing on cooperation
•	Innovating continuously, progressing actively
•	Creating achievements, serving the Country

Corporate Target	•	Developing itself as an international first-class listed power producer

Corporate Responsibilities	•	Provision of adequate, reliable and environmental friendly power for the society
•	Strive for delivery of long-term, stable and increasing returns for shareholder
•	Support the fully development for employee to establish self achievements

Corporate Spirits	•	Spirit of professional dedication – undergoing all conceivable hardships and using every conceivable means
•	Spirit of pioneering – cutting paths through mountains and building bridges across rivers
•	Spirit of progress – finding oneself gaps and pushing oneself ahead
•	Spirit of innovation – daring to lead and venturing to do the impossible

Corporate Manner	•	Being good at pioneering; focusing on efficiency; caring for reputation; thrifty in working

Employee Image	•	Having high ideals, moral integrity, good education and a strong sense of discipline

06

2.5 ESG Responsibility Management
The Board of Directors assumes the overall responsibility for the Company’s tactics and reports on environmental, social and governance (“ESG”) as well as for the assessment and determination of risks concerning ESG, and ensures for the Company the establishment of a proper and effective system of risk management and internal supervision thereto. The Company’s management provides information to the Board of Directors to assess the effectiveness of the system. The requirements of ESG play a catalytic role for the improvement of operation and management level of Huaneng Power International.

Situations Faced with the Company’s ESG
At present, the international and domestic economic situation has undergone profound changes. Energy production and consumption revolution is in the ascendant. Electricity and resource markets influence each other. Ecological civilization construction continues deepening. The operation and development of industries and companies are faced with new situations.First, new economic normalities will profoundly affect energy supply and demand. Economic and social development steps into new normalities. Economic structure has been optimised and upgraded, transforming from factor-driven and investment-driven to innovation-driven. In the context of decline of GDP growth and industrial restructuring, the momentum that supports China’s many years’ rapid growth of energy needs has undergone profound changes. Energy demand growth has showed a gradual downward trend. Second, the construction of ecological civilization has put forward new requirements for energy production. Environmental constraints for energy exploitation have been more stringent. The pace of energy structure adjustment will be significantly accelerated. Third, to deepen the reform has created conditions for companies’ strategic transformation, and they will help further release the inherent potential of companies’ development and enhance their competitiveness. Power system reform will enable energy companies to face a more open market setup and more competitive situation. The overall efficiency of the industry will get promoted. Fourth, “the Belt and Road” strategy brings new opportunities for international development. With the deepening of foreign cooperation, resource allocation also becomes an international rather than domestic matter, providing companies with broad market space for energy investment.

The Company is committed to innovation, coordination, green, open and shared development in line with China’s energy production and consumption reforms, taking initiatives to adapt to new norm, respond to new challenges, actively participate in power system reform, accelerate transformation and upgrading, and consistently promote the Company’s comprehensive advantage.

ESG Management Mechanism of the Company
To ensure that the requirements of Reporting Guidelines on Environmental, Social and Governance (“ESG Reporting Guidelines”) issued by HKEx are effectively implemented, the Company has established ESG work leading group. A dedicated principal of the Company has been assigned as group leader, with principals of different departments and offices being vice group leaders. They make decisions on major issues during the process of the guidelines’ implementation. Meanwhile, different departments also have assigned certain relevant personnel as group members to take charge of daily communication and detailed implementation of ESG management. With the establishment of ESG work leading group, the contact mechanism of ESG management has made its appearance in the Company. This has established a work model of ESG management, which is guided by heads of Boards of Directors, led by the Company’s managements and participated by many departments together, and comprehensively guaranteed the effectiveness and applicability of the Company’s ESG management.

07

2.6 Table of Key Performance Indicators in 2016
Based on requirements from HKEx’s ESG Reporting Guidelines and Global Reporting Initiative (GRI)’s Guidelines for Sustainable Development Reporting (G4 Version), Huaneng Power International has analysed the Company’s environmental, social and governing status, carried out the standard analysis with respect to guidelines’ requirements and peer companies’ situations, and finally laid down key performance indicators of year 2016. Please see the table below.

Performance Categories	Performance Indicators	2016
Economy	Donation in the Company’s name (ten thousand CNY)[1]	667.64
	Controlling generation capacity (MW)[1]	83,878
	Equity-based generation capacity (MW)[1]	76,618
	Average annual unplanned outage (times/unit.annum)	0.20
Environment	Average coal consumption rate for power sold (g/kWh)	307.69
	Year-on-year decrease of average coal consumption rate for power sold (%)	0.28
	Consumption of standard coal (ten thousand tons of standard coal)	8,782.18
	Oil consumption in production (tons)	24,249.43
	Natural gas consumption (ten thousand of standard cubic meters)	308,488.33
	Weighted average house consumption rate (%)	4.57
	Overall water consumption (million tons)	18,985.39
	Fresh water consumption in power generation (million tons)	294.70
	Water consumption in open cooling circulation (million tons)	18,690.69
	Performance value of consumption of fresh water in power generation (kg/kWh)	0.94
	Performance value of emission of sulphur dioxide (g/kWh)	0.17
	Performance value of emission of nitrogen oxides (g/kWh)	0.21
	Performance value of soot emission (g/kWh)	0.03
	Sulphur dioxide emissions (tons)	52,451.82
	Nitrogen oxide emissions (tons)	66,169.68
	Soot emissions (tons)	9,051.72
	Greenhouse gas emissions generated by coal consumption (ten thousand tons of carbon dioxide equivalent)	24,556.61
08

Performance Categories	Performance Indicators	2016
Environment	Greenhouse gas emissions generated by natural gas consumption (ten thousand tons of carbon dioxide equivalent)	550.65
	Greenhouse gas emissions generated by oil consumption (ten thousand tons of carbon dioxide equivalent)	8.77
	Direct greenhouse gas emission intensity (grams of carbon dioxide equivalent/kWh)	756.62
	Total amount of indirect greenhouse gas emission in energy consumption (ten thousand tons of carbon dioxide equivalent)	15.84
	Indirect greenhouse gas emission intensity in energy consumption (grams of carbon dioxide equivalent/kWh)	0.47
	Total water discharge (million tons)	18,233.25
	Total discharge of sewage (million tons)	14.60
	Total discharge of open cooling circulation water (million tons)	18,218.65
	Hazardous liquid waste (e.g. Lubricant) production (tons)	659.94
	Production of denitrated catalyst (tons)	2,192.38
	Production of other hazardous solid waste (e.g. Ion Exchange Resin) (tons)	322.86
	Production of general solid waste (ten thousand tons)	169.57
	Production of fly ash and cinder (ten thousand tons)	103.94
	Production of desulphurised gypsum (ten thousand tons)	65.63
	Amount of grievous (and above) environmental accidents (times)	0
Society	Total amount of full-time contractual employees (persons)[1]	42,210
	Employees died in line of duty (persons)	0
	Contractors or subcontractors died in line of duty (persons)	0
	Grievous personal injury and death accidents (employees) (times)	0
	Electricity generation personal injury and death accidents (times)	0
	Accidents that endangered safe operation of power grid (times)	0
	Lawsuits on corruption raised or concluded against the Company or its employees (items)	0

1 The scope of statistic of Donation in the Company’s name, Controlling generation capacity, Equity-based generation capacity, and Total amount of full-time contractual employees, takes Tuas Power, the wholly owned subsidiary of Huaneng Power International, into consideration.

09

2.7 Stakeholders Engagement and Identification of Material Issues
2.7.1 Information about and Communication with Stakeholders
Huaneng Power International has always been adhering to concepts of harmonious development of “serve the Country, benefit the society, seek multilateral benefits and develop together”, worked together with all stakeholders to promote economic and social development and share corporate development achievements.

Stakeholders	Expectations of Stakeholders	Mechanisms of Communication and Participation	Responses from the Company
Investors	Increase of the Company’s market value and profitability	Shareholders’ meeting; information disclosure; company website.	Truthful and thorough disclosure of information; investment of effort in the improvement of achievements and creation of profits; absorption of market opinions for amendments to operating behaviours.
Clients	Assurance of high-quality products; guarantee of good service.	Making contracts and agreements	Supply of sufficient, reliable and eco-friendly energy and services; guarantee of safe stable delivery of power and heating.
Employees	Guarantee of welfare, health and security; improvement of communication mechanism; impartiality concerning in chances of promotion and development.	Employment contracts; employees’ assembly; employee’s satisfaction survey.
Strict observance of provisions within employment contracts; improvement of the institution of employee’s assembly; improvement of administration of salary and welfare; provision of avenues for vocational advancement and training.

Suppliers	Honest, fair and just cooperation; mutual benefits and win-win scenarios.	Making contracts and agreements; regular communication through mutual visits; correspondence through files, letters and telegraphs.	Adherence to open and transparent business principles and processes; active fulfilment of contracts and agreement; promotion of mutual visits.
Communities	Joint cultivation of communal civility; support for public welfare; focus on social development.	Promotion and organisation of public welfare activities; participation in volunteer activities; guarantee of employment.	Extensive organisation of and active participation in public welfare undertakings; cultivation of harmonious and civilized communities; attempts at growth of local employments.
Regulatory authority	Observance of disciplines and laws; compliance with regulative operation; green energy; energy conservation and emission reduction.	Participation in relevant meetings and work report on energy.	Strict observance of relevant laws and stipulations; vigorous advocate of energy conservation and emission reduction.
Competitors	Fair competition; honest cooperation; joint development; safe production.	Participation in industry associations, policy studies, daily meetings and business exchanges.	Competition and cooperation with competitors; jointly creation of a healthy and orderly competitive environment; mutual benefits and joint progress.

2 China Electricity Council, Chinese Society for Electrical Engineering and etc.

2.7.2 Processes of Identification of Material Issues
According to requirements of HKEx’s ESG Reporting Guidelines, Huaneng Power International refers to relevant procedures for substantive analyses from Global Reporting Initiative, collects issues at the heart of key stakeholders’ interests by way of questionnaires, interviews, etc. Huaneng Power International analyses and prioritizes collected information and determines the Company’s material issues with respect to ESG, which are disclosed in report.

The process of identification of material issues is divided into four steps:
•
Identifying relevant issues: sources of issues include Guidelines on Environmental, Social and Governance Reporting of HKEx, Guidelines for Sustainable Development Reporting (G4 Version) of Global Reporting Initiative (GRI), and issues disclosed by domestic and international peers;

•
Prioritising issues: internal stakeholders, when it comes to prioritisation, mainly consider impacts on the Company’s strategies, policies, processes and commitments, on the Company’s competitive advantage and management excellence, and on the Company’s current and future financial status; external stakeholders, with respect to prioritisation, largely focus on the extent to which a certain issue has impact on assessment and decision-making of the Company as well as on its own interests;

•	Verifying: the Company management assesses and approves identified issues and their prioritisation;

•	Reviewing: after the end of one reporting period, the Company will organize internal and external stakeholders to provide feedbacks on contents of this report in order to prepare for the next one.
See the chart below for issues identified by the Company in the end and their prioritisation.
Grading standard
•  According to their own degree of concern, internal and external stakeholders grade different issues in accordance with their importance.

Chart description
•  Horizontal axis : Internal Stakeholders’ grading for each issue

•  Vertical axis : External Stakeholders’ grading for each issue

▲ Social issues
▲ Environmental issues

03 Serving the Society, Upholding Regulated Operation

3.1 Intensive Guarantee of Power Supply Stability
Huaneng Power International is committed to develop itself as an international first-class listed power producer, always consistently provides users with safe, efficient and clean energy as well as with high-quality energy services. The Company attaches great importance to power supply guarantee, for the sake of which every power plant has developed corresponding emergency work plans and disposal measures in order to ensure safe and stable power generation.

Based on China Huaneng Power International Group Corporation’s Emergency Management Measures for Major Incidents (Accidents) and Huaneng Power International Group’s Emergency Plan for Thorough Power Failure, all departments of the Company, in view of possible large area power-off and other accidents caused by the trip of all power units, alternating current and direct current power outage, busbar outrage and system disruption, has jointly composed Emergency Plan for Thorough Power Failure, Emergency Plan for Black Start, Plan for Island Operation and other preparatory measures and established corresponding emergency handling organizations in order to minimize negative impacts on society, upon occurrence of accidents, by unified leadership, clear division of labour, rapid response and fluent communication. Besides, the Company will also manage accident report to power dispatch department and due offices of local governments, handle examination and approval of information disclosed to the public, start emergency measures, and be attentive to public concern, in order to reduce adverse impacts on society. Meanwhile we will do well in check and preparation for restart in the aftermath of power outage, making sure that after troubles hooting we can timely restart power units to resume power supply.

The Company quarterly checks the implementation of rectification of accidental power outage to ensure that the implementation is effectively realised. The Company has established a monthly analysis system for accidental power outage, and finishes the composition of monthly report of accidental power outage at the beginning of the following month. We carry out year-on-year analyses and analyses of accidental power outage for regional companies and power plants with respect to dimensions such as specialities, processes, continuously operational condition of overhauled power units, etc. Were we to find major or common problems, we would give timely notification to all power plants, and supervise and inspect their rectification. We quarterly check the implementation of the rectification of accidental outages in order to guarantee that it is effectively implemented. In 2016, the Company incurred an average of 0.2 unplanned outages per unit per annum, representing a decrease of 0.04 outages per unit per annum as compared to the corresponding period of last year.

In order to thoroughly investigate causes for accidental power outage and improve analysis quality, we have added worksite pictures, SOE2 record and trend graphs, the first occurrence of MFT3, photos of motion process, historical record of accidents, etc. in accidental power outage analyses. At the same time, we have carried out management analyses concerning equipment, techniques, personnel and footing, which have further enhanced power units’ managemental intensity and depth against accidental power outage.

3SOE is short for Sequence of Event.
4MFT is short for Master Fuel Trip.

The Company pays permanent attention to information of real-time weather forecast, disseminates emergency notifications in advance in response to forthcoming radical weathers such as typhoon, dramatic drop in temperature, torrential precipitation, ect., and declares detailed requirements concerning emergency management of secured power generation and heating supply to all power plants. Meanwhile the Company appoints relevant personnel to check power plants for the implementation of emergency measures and seriously carries out analyses of problems, in order to effectively work out detailed preventive and emergency measures against radical weathers, which have secured safe and stable power supply against dramatic temperature drop, torrential precipitation, and typhoon.

In early June 2016, there was a national wide strong precipitation, the Company paid major attention to arrangements such as the preparation for materials against flood and waterlogging, inspection of dam of water source, equipment maintenance and water supply, which ensured the safe and stable production of power plants. After extremely strong precipitation, the Company has timely summarised and distributed Announcements on Tasks concerning Preparation for Upcoming Summit of Summer Precipitation in 2016, mainly supervised and directed the safety management during the summit of summer precipitation, preventing and withstanding flood, and fuel supply condition, and guaranteed the effective implementation of all major tasks during the summit of summer precipitation.

The year of 2016 has witnessed eight typhoons of different levels landing in China’s coastal areas, which has affected all relevant power plants in Haikou, Dongfang, Shantou, Haimen, Fuzhou, Yuhuan and other places to varying degrees. The Company has paid close attention to warning information of the Central Meteorological Station, timelydispatchedthem to relevant power plants, meanwhile collected information from all power plants about their implementation of emergency plans against typhoon and flood, kept itself timely informed of all power plants’ fuel storage, protection of harbour coal-unloading equipment against wind and typhoon, marine coal vessels’ elusion from typhoon, subsequent coal supply plan, and information about typhoon’s influence on equipment, crew, setting up wires and so on, and comprehensively grasped overall operational situation of all power plants. After the typhoon, the Company has sorted out and reported relevant information, and carried out analyses and summaries which reserved experience for the subsequent managemental work against wind and typhoon.

During the year of 2016, the Company did not experience any accidents that endangered operation safety of power grid.

Huaneng Power International’s Contribution to the Power Supply of G20 Summit
In 2016 China hosted the G20 summit for the first time. Ensuring the stability of the power supply during the summit became Huaneng Power International’s glorious and arduous task. Concerning this, the Company has organised a G20 Summit leading group. Production department and Safety department, under the guidance of Work Plan for Ensuring Power Safety of G20 Summit 2016 and G20 Summit 2016 Work Program for Power Guarantee, Safety, Stability and Anti-Terrorism, which are promulgated by the group and the Company respectively, have carried out inspection of power security of 49 power units from 17 power plants, which were involved in the work of power supply security, accomplished, with respect to problems found during inspection, tasks of timely feedback, rectification plan formulation, continuous track, focal points supervision, etc., and collected entirely power security information from power plants, which, after analyses and summarization, have been reported to the Company’s Leading Group of G20 Summit and other relevant departments. Under strong management of Production department and active and effective cooperation with Safety department and power plants, the 49 power units from 17 power plants, which provided support to power supply security of G20 summit, has successfully completed the task without abnormal productions or excessive emissions.

3.2 Thorough Implementation of Lawful Management
Lawful management is a fundamental measure that considerably rectifies and regulates orders of market economy, a pivotal move that promotes companies’ lawful management and lawful protection of self-interests, a consequential premise for companies’ transformation of operating mechanism, reinforcement of scientific management, furtherance of economic efficiency, endeavour to establish first-class companies, and effectuation of institution as well as management innovations. Lawful management is the inevitable direction of Company survival and development, and the protective for modern companies’ entrance into markets. Applicable rules and regulations are the basis of regulative management of companies.

3.2.1 Reinforcement of Anti-Corruption Management
Joint Applicationof Punishment and Prevention, Emphasis on Prevention
In order to prevent corruption, bribery and other acts of the sort, Huaneng Power International steadily combines anti-fraud education firmly with attainment of anti-corruption and with implementation of what is stipulated in the Manual of Prevention and Control of Risks of Corruption (“Manual”), so as to energetically carry out education on anti-fraud and clean career and continuously strengthen control on risks of corruption. First, the Company strictly effectuates responsibility system for the establishment of an incorrupt party, and party members of each level give a written undertaking thereof. Second, the Company rigidly implements stipulations within the spirit of the “eight-point” guideline for fighting bureaucracy and formalism and rejecting extravagance among party members and Huaneng Power International’s own 30 stipulations on improving working manners. Third, the Company vigorously develop anti-trickery education. Fourth, the Company firmly takes good care of the effectuation of the Manual and makes the prevention and control of risks of corruption a crucial means for anti-trickery, which further serve as the promotion for amendment and improvement of relevant management system and for establishment of long-term mechanism of prevention and control of risks of corruption. Fifth, the Company attaches great importance to the work of handling complaints expressed in letters or visits.

Channels of Handling People’s Complaints Expressed in Letters or Visits
The Company has offense reporting hotline and email, opens channels of handling complaints expressed in letters or visits, welcomes letter and visits, regularly collects, analyses clues reported by all units that have to do with corruption, bribery and other undisciplined or unlawful cases.

According to statistics, in 2016 the Company headquarters and subsidiaries did not have any illegal matters of significant influence, and there were also no lawsuits on corruption raised or concluded in 2016.

Serious Development of Anti-corruption and Anti-bribery Activities
Within report period, the Company has developed various anti-corruption and anti-bribery activities, including:

(1) The Company has systematically carried out disciplinary conversations 12,060 person-times in daily manners, reminded them to comply with laws and regulations at work, and resolutely opposed corruption and bribery. Through organising annual report and discussion of vocational integrity as well as other activities, all unitsof the Company, have formed a good atmosphere of vocational integrity.

(2) The Company has made use of a variety of methods to train the regulatory body within the system of the Company and enhance its professional capacity and vocational ability.

(3) The Company has intensified supervision and guidance, carried out special inspection and realignment of areas which are inclined to corruption and bribery, and reinforced disciplinary accountability and awareness of the bottom line.

Training Courses for Managements of Discipline Inspection and Supervision
From August 22 to 25, 2016, the Company organized training courses for managements of discipline inspection and supervision at Jinggangshan Cadre College. Participants of the training included the Company’s party leadership group member and discipline inspection team leader Wu Senrong, all employees of the Company’s discipline inspection and supervision department, all regional companies’ discipline inspection team leaders, principals of discipline inspection and supervision department, and basic units’ secretaries of commission for discipline inspection and principals of discipline inspection and supervision.

The training courses invited experts and professors from Jiangxi Provincial Commission for Discipline Inspection and Party School of Jiangxi Provincial Party Committee to explain current situations and tasks of the Party’s construction of incorrupt manner, strategies and methods of discipline inspection and handling of cases, operating practices of letters and calls and so on. This was a vocational training held after substitution of the Company system’s previous discipline inspection team leader, establishment of the specific office of secretary of commission of discipline, and setting up of institutes of discipline inspection and supervision. The training content is close to needs of actual work, which is very instructive to enhance the performance of cadres of discipline inspection and supervision, broaden their thoughts, and innovate working methods of discipline inspection and supervision.

3.2.2 Protection of Intellectual Property Right
With goals and tasks of comprehensive promotion of the nation’s rule of law being proposed, the Company, when meanwhile gradually expanding its business scope, also comprehensively promotes its own rule of law, focuses on scientific innovation, and enhances research level of soft sciences, especially reinforcing management and protection of intellectual property right.

According to the Intellectual Property Management System, which was promulgated in January 2012, the Company puts Legal Affairs department as centralized management department to effectively manage and maintain the registered and unregistered intellectual property rights in accordance with the management process of “application-audit-approval-declaration/registration”, which is beneficial to overall enhancement of core competitiveness of the Company, but even more the key guarantee for the Company’s maintenance of sustainable innovation and for its obtainment of competitive advantage.

The Company’s major achievements in the protection of intellectual property rights in the year 2016 include:

(1) Patent protection: On March 7, 2016 the Company was granted “A chimney” invention patent;

(2) Trademark protection: In 2016 the Company had 34 applications of “H-type” trademark renewal. All have been passed the Trademark Office’s check, and obtained approval proof.

At present, the Company is exploring the international patent protection project of intellectual property rights. Legal Affairs departmenthas conducted a number of communication and consultation, improved project plan and program, and discussed the contract withrelevant departments with the Company and intellectual property agencies. Approved by the Company, this international patent protection project has been initiated, which aims at comprehensively enhancing the Company’s level of intellectual property protection.

04 Life First, Guaranteeing Production Safety
Huaneng Power International regards safety as its own life, tolerates no safety incidents, always adheres to the production safety principles of “life-oriented, safety first, prevention first, comprehensive management,” upholds the safety conception of “safety is credibility, efficiency, competitiveness, responsibility of safety is of the greatest significance”, places in any case safety in the first place, attaches great importance to safety and occupational health of employees, strengthens bottom line awareness, and effectively implements safe production.

4.1 Promotion of Establishment of Intrinsic Safety System

According to laws and regulations on production safety stipulated by the state, the Company, taking into consideration actualities of its subsidiaries, has established its own fourfold Intrinsic Safety System (“ISS”), which comprises intrinsic safety of personnel, process equipment, environment and management.

Realising Intrinsic Safety of Personnel
Intrinsic Safety of personnel includes and all employees’ safety awareness, safety conception and safety management knowledge and skills. It requires not only that managers should have security management knowledge, skills and exemplary actions, but also that employees should have the ability to effectively control all kinds of situation in a variety of links during producing process so as to ensure safe operation. The safety behaviour of employees should be transformed from a passive pattern to an active one, so that employees autonomously implement rules and regulations and behave well accordingly.

Realising Intrinsic Safety of Equipment
Intrinsic safety of equipment refers to the fact that equipment, facilities, or process technologies contain inherently functions that prevent accidents from occurrence. The Company applies high standards to design and manufacture, that is, to apply systematic safety analyses on every link after being put into use, from application of technologies, equipment design and other manufacture links to daily inspection and maintenance. The risk control scheme must be proposed and implemented so that process equipment have a perfect protection to ensure that equipment and system can operate safely, stably and normally during the specified operating cycle and are in a controlled state from beginning to end.

Realising Intrinsic Safety of Environment
Environment includes space environment, physical and chemical environment, the natural environment, etc. Environment safety thus means to meet all kinds of requires. To achieve intrinsic safety of space environment requiresproduction areas, arrangements, safety and health facilities, and roads are in line with relevant national laws and regulations. According tonational standards, physical and chemical environment’s intrinsic safety relies on the control of lighting, ventilation, temperature and humidity, noise, dust, toxic and hazardous substances under effective measures, so as to protect workers’ health and safety. Natural environment’s intrinsic safety requires not only the improvement of equipment’s protection against disasters, but also effective application of emergency and preventive techniques against accidents and disasters.

Realising Intrinsic Safety of Management
Intrinsic safety of management requires, under the condition of fulfilling national laws and regulations, companies’ formulation and implementation of higher standards on safety, norms, and regulations, as well as their development of a comprehensive management system. Companies’ safety management should change from the traditional problem-encountering management to the modern problem-finding management. Accident management should transform from the current result-oriented management gradually to the process-oriented, andapply principles from safety system engineering to carry out scientific analyses and predict in advance.

The Company’s intrinsic safety system follows the PDCA management model, i.e. PLAN, DO, CHECK, and ACTION, establishes circulation and improves continuously. The management model consists of six key elements: leaders’ commitments, policies of safety, health and environment, planning, implementation and operation, inspection and corrective measure, and management review.

The Company’s Intrinsic Safety System’s documents consist of system management manuals, normative and procedural documents, as well as operating procedures and other supportive documents.

4.2 Reinforcement of Foundation of Trifold Safety Supervision
Huaneng Power International has set up the Committee of Safety, Occupational Health and Environmental Protection, whose main aims are to adhere to the policy of “safety first, prevention first, comprehensive management”, implement the national, industrial, and Huaneng Group’s own guidance and arrangementson safety production, organize and guide the Company’s work of production safety, analyse and propose important decisions and measures concerning production safety, and coordinate and solve key problems therein.

Under the leadership of the Committee of Safety, Occupational Health and Environmental Protection, the Company has built a three-level security inspection system made up of “headquarters – regional companies – production units”, and ensured that the intrinsic safety be implemented in every aspect of operations. The headquartersis responsible for system design, business guidance, worksite monitoring services, assessment and evaluation, etc. Regional companies are responsible for the implementation of the Company’s safety management requirements, work plans and decision deployments, give full play to the role of organization and coordination, and supervisebasic production units’ implementation of responsibility of subjects. Production units are responsible for the implementation of Comprehensive Standard of Production Safety Responsibility, implement security responsibility of the Company’s all levels and posts, and set up the sense of responsibility of “whoever works is responsible, whoever checks is responsible, whoever supervises is responsible, and whoever approves is responsible”.

The Company promotes in depth the construction of intrinsic safety system, carries out production units’ verification and confirmation of intrinsic safety system, regularly organises comprehensive safety assessment, and complies with regulations of management of safety assessment. Experts of all subjects and professionals at all levels cooperate to complete comprehensive inspection and meticulous assessment for power plants’ guarantee of safe production.

Being in accordance with national requirements and taking into consideration production units’ circumstances of overall production, the Company has devised 2016 safety monitoring plan, organised comprehensive safety inspection in spring and autumn, specific safety inspection of flood period, established regular mechanism, combined regular with specific inspection, realised regularisation and standardisation of investigation and management against violations and hidden troubles, and constituted a high-pressure atmosphere against violation.

4.3 Protection of Employees’Occupational Safety and Health
Huaneng Power International sees safe production and employees’ occupational safety and health as paramount. In order to guarantee production safety, the Company has taken comprehensive and effective measures, continuously updated methodology, and contributed to lasting enhancement of the level of production safety.

Production Safety
The Company establishes and improves managemental and organisational institutions of production safety, forms complete supervisory system of production safety, performs duties of supervising production safety, and guarantees the realisation of aims of production safety with the system of production safety system.

Target Responsibility System Concerning Production Safety
The Company and its subsidiaries apply target responsibility system concerning production safety. Every year the Company’s managements sign a memorandum concerning target responsibility of production safety with principals from subsidiaries, carry out monthly pre-assessment and yearly final assessment, and guarantee the implementation of responsibility at every level. The Company’s target of production safety abides by “one vote veto”, which refers to a quantitative evaluation on production safety performance of each unit with starting score of 100 points. Whenever employees’ injury or death accident, injury accidents of outsourcing personnel for whom the Company is responsible, serious and aboveequipment accidents for which the Company is responsible, or fire disasters, environmental pollution and devastation accidents happen, 100 points will be deducted.

The Company works out an annual plan of major tasks for production safety. After being examined and verified by responsible managements, the official work plan will be published in the Company’s annual production safety meeting. It includes continuous inspecting and handling hidden troubles, specific rectification against violation, comprehensive inspection of production safety in especially important periods, and carrying out activities like safety month and emergency drills, which all aim at continuous promotion of the Company’s managemental level of production safety. In the intrinsic safety management system, “management procedures of safe routine work” clarifies specific control processes for inspection of production safety, and all units are required to seriously implement thereof.

According to the annual work plan of production safety and principles of “point-by-point inspection, side-by-side supervision”, the Company carries out worksite inspection in production units with respect to implementation of responsibility of subjects for production safety, implementation of production safety system, management of outsourcing regulations, worksite risk control through double tickets (work ticket and operation ticket), intrinsic safety managemental system, development of safety training, etc., issues worksite supervision handbook to regional companies according to results of inspection, and requires that subordinate power plants of these regional companies be self-reflective and comprehensive reformative and that they report reformation results to the Company to form an enclosed management. The Company carries out public supervision on hidden troubles reported by production units, helping and directing regional companies to organise experts’ re-examination and acceptance of safety inspection of production units. In 2016, the Company supervised production units for 109 times, and issued 91 copies of rectification handbook. Seen from worksite supervision, all units attach great importance to safety management, and the overall security situation is controllable and in control.

The Company not only concerns about the personal safety of employees, but also takes outsourcing team who is responsible for long-term check and maintenance into the Company’s safety management system, shifting contractors from “the required” to “the managed” to make outsourcing operations controllable and stay in control, so as to effectively protect the personal safety of outsourcing construction workers.

As per statistics, in 2016 the Company did not have any personal injury or death which was serious or which occurred during power generation. There are no workplace fatality of employees, contractors and subcontractors.

Work Ticket Management
A work ticket is a written order that permits work on electrical or thermomechanical equipment and other production-related activities. It is a licensed execution procedure based on hazard analysis and a written basis for the enforcement of technical measure of safety guarantee. Concerning installation, recondition, maintenance, testing and operation mode changes in the production equipment and system, subsidiaries must comply with requirements of work tickets. Work tickets are divided into two types: one is for internal use, and the other is for outsourcing projects. Internally used work tickets include electric work tickets, thermal machinery work tickets, production area work tickets, accident rush repair orders, safety measure tickets of fire work, and safety measure work tickets for special operations, etc. Tickets for outsourcing projects include tickets for outsourcing projects of electric work and tickets for outsourcing projects for thermomechanical work.

In order to well identify and analyse the hazards on the worksite, strengthen risk control and improve worksite risk management, the Company has combined production safety’s theoretical research and its productive practice, fully carried out systematic construction of “operational risk control system through work ticket and operation ticket”, issued Huaneng Power International Co., Ltd.’s Execution Plan of Systematic Constructing Worksite Risk Control, refined and standardised managements of “double votes”, improved people’s understanding of “double votes” and the seriousness and normativity of its implementation, established the idea that “double votes are an important means for power plants’ labour organization”, made worksite risk control system play its role, made “danger visible, risk quantified” on the worksite, made risks and dangers of worksite operations controllable and be in control, enhanced the index of personnel’s and equipment’ intrinsic safety during power generation, supervised and guided the production units to establish and improve the risk analysis database, done a good job in operational hazard analysis and pre-control work, developed comprehensive technical measures, organizational measures, and security measures, ensured their effective implementation, made employees at all levels carefully study and familiarise themselves with Working Rules on Power Safety, and urged production units to solidly carry out activities of “focusing on double votes, recalling safety regulations”.

The Safety and Production departments of the Company and its subsidiaries have inspected the implementation of work ticket on both regular or irregular basis, timely detected problems, summed up experience, timely rectified, constantly improved work tickets’ security measures, supervised department principals’ procedures of termination after timely completing tasks on work tickets, and established open risk identification database through data collected and extracted through everyday work tickets, so as to establish standardised and comprehensive risk prevention and control measures.

Occupational Health and Safety
According to the rules of Intrinsic Safety System, the Company has established Managemental Regulations of Occupational Hazards and Supervisory and Managemental Regulations on Employees’ Health, paid attention to employees’ health and safety, enhanced their safety awareness, and prevented the occurrence of harm events.

The Company has established management organization of occupational diseases, clarified and implemented different departments’ or personnel’s occupational disease prevention and control duties, identified and assessed, according to the relevant standards, workplaces with occupational hazards, in order to determine the degree of harm, placed obvious signs in places where occupational diseases may exist, and done regularly supervisory work well.

4.4 Enhancement of Employees’Safety Consciousness
Employees’ participation is the key to success of the Company’s security management. To best develop and encourage employees to participate in the Company’s all kinds of security activities in order to establish good security behaviours is the key guarantee to create an intrinsic safety enterprise.

Safety Training Management System
Huaneng Power International’s management has incorporated safety education and training into the Company’s annual and long-term plan, established double-level and triple-level educational and training mechanisms, and ensured the implementation of required coaches, funds and materials. The Company’s Safety department is responsible for the preparation of safety education outline, design of plans, organisation of safety education and training, and sorting well the records and archives of safety trainings. All units of the Company ensure that employees receive adequate training, adjust safety education plan and organize training for power plants, departments, and teams according to the characteristics of departments’ and teams’ production.

Comprehensive Scope of Safety Training
Huaneng Power International has issued the “Regulations of Safety Training Management”, which stipulates that the scope of safety training includes not only employees of the Company, but also external personnel working production areas, outsourcing construction personnel, labour dispatch personnel, contractor personnel, visitors, instructors, interns and other personnel to ensure the integrity of safety training.

Safety Education and Training for Outsourcing Personnel
Before the commencement of the project, the person in charge of the contracting unit shall organise the construction workers to carry out safety training and examination on the safety technical measures, safety disclosure, construction safety management and relevant contents in the Code for Safe Operation of Electric Power. Therefore, the construction workers can fully understand and master the characteristics of the project. The Company distributes the Employee’s Manual on Professional Ethics and Safe Conduct to contractors, and strives to give one copy to every employee of contractors. While training contractors, the Company should also require them to organise internal trainings according to the regulations, so as to improve their own capacity and awareness of security.

In 2016, Huaneng Power International organized “Safety Management Training of the Company’s Management of Heads of Power Plants”, “Safety Management Training of Power Plant’s Lightning Protection, Anti-static-electricity and Anti-hazardous-substances”, “Training of Contractors’ Safety Management Information System”, “Seminar of Double Tickets”, “Class on Risk Management, Examination and Verification”, “Video Training for Safe Production Month”, etc., carried out a total number of 96 times worksite tour-speeches in production units, actively promoted improvement and perfection of system functions of “Education and Training Platform for Safe Production”, meanwhile, urged the production units to continually supplement and perfect existing courseware and teaching materials on the safety production and education platform, and developed a Standardised Examination and Verification Work Plan for “All Employees’ Safety Training”, which supervised the production units to perform well in safety training for all the employees.

05 Protecting Environment Effectively, Advancing Green Development
Environmental protection is an important issue of common concern for the whole world. As a responsible Company, Huaneng Power International regards environmental protection as a prerequisite for the survival and development for its Company, and actively takes environmental responsibility. Guided by developmental strategy, the Company is committed to promoting structural adjustment, optimizing industrial layout, vigorously developing clean energy, promoting scientific and technological innovation, increasing efforts on energy conservation and environmental protection, improving efficiency of resource consumption, and reducing pollutant emissions.

5.1 Vigorous Development of Clean Energy
China’s government has elevated the respond to climate change into a major national economic and social developmental strategy to promote in-depth the construction of ecological civilization and achieve green development. During the “13th Five-Year Plan” period, the pace of China’s power structure adjustment will be further accelerated. The proportion of installed capacity and power generation of low-carbon clean energy power will be further increased. There will be a more stringent requirement on the total power generation ratio of power generation companies’ power generated by non-water renewable energy. Huaneng Power International closely focuses on improving the quality and efficiency of development, optimizes its industrial layout under the guidance of developmental strategy, and further accelerates its pace of power structure adjustment to achieve goals concerning low-carbon clean energy development.

Clean Energy Projects
At present, Huaneng Power International’s clean energy types include wind power, hydropower, solar power, etc. As of the end of 2016, the Company has 38 clean energy production units with a total capacity of 2,931,500 kW; 24 wind power units with the capacity of 2,490,500 kW; 7 hydropower units with the capacity of 332,100 kW; 7 photovoltaic units with the capacity of 108,900 kW. In 2016, the Company’s managed fans’ availability reached 99.12%, and main equipment of clean energy is maintained well.

In 2016, the Company successively put into operation Tongshan wind power (50,000 kW), Huaining wind power (50,000 kW), Jieshan wind power Phase II (72,000 kW), Guoji wind power (32,000 kW), Liuhe wind power (50,000 kW), Hushaju wind power (26,000 kW), Shengjing wind power (48,000 kW) and other wind power projects; Dandong photovoltaic (10,000 kW), Yingkou thermoelectric photovoltaic (10,000 kW), Kangbao photovoltaic (20,000 kW), Dongfang photovoltaic (12,000 kW), Shantou photovoltaic (17,000 kW), Hongqiao photovoltaic (30,000 kW) and other photovoltaic projects.

Directions of Development
During “13th Five-Year Plan” period, Huaneng Power International will focus on promoting low-carbon clean energy development, and continuously improves installed capacity of the proportion of low-carbon clean energy. The main development directions include:

First, vigorously developing wind power. The Company is going to further increase the reserves of resources of high-quality wind power project, optimize the base-type wind power development program, speed up the development of efficient low-velocity wind power, increase the development of offshore wind power, develop and build complementary wind power projects according to local conditions.

Second, accelerating the development of solar power. The Company is going to vigorously promote the development of wind-photovoltaic power plants, make full use of its own land to build photovoltaic power plants, actively develop distributed photovoltaic, promote projects aiming at comprehensive utilization of photovoltaic power plants, research and pilot on relevant works on development of power generation through light and heat.

Third, optimally developing natural gas power generation. The Company is going to optimize the development of large-scale gas turbine cogeneration units, moderately increase reserves of gas spike power generation projects, accelerate the layout of natural gas distributed energy projects, strive to develop user-oriented co-production and co-suppliance of heating, electricity, and cold and integrated energy service that combines purchase, distribution and sell, and actively pilot complementary distributed energy system that combines gas, light, wind, and geothermal energy.

Fourth, discretionary layout of pumped storage power station. The Company is going to respond to the continuously increasing demand of safe, stable and economical operation of power grid and to the rapid rising need of improving the market share of new energy, and, when appropriate, carry out research on investment opportunities for pumped storage power stations.

Fifth, striving to participate in nuclear power investment. Given the owned shares of Shandong Shidaowan Nuclear Power, Hainan Changjiang Nuclear Power and Fujian Xiapu Nuclear Power, the Company attempts to participate in nuclear power investment, and perform well in site protection and reserving resources.

Sixth, actively seeking investment cooperation and opportunities for merger and acquisition of properties of new energy power generation.

5.2 Active Exploration of Innovative Technologies
Huaneng Power International sees technology innovation as the engine of Company progress. The Company is committed to creating an innovative drive-oriented Company by actively exploring, continually investing in research, strengthening core technologies, and improving innovative abilities, which have made fruitful achievements.

Innovation Input
Huaneng Power International persistently orients itself by demand, sticks to the combination of living in the present and planning in the long-term, plays its role as scientific and technological mainstay and leader, adheres to the combination of scientific and technological innovation and institution and mechanism innovation, strengthens its incentives, and resolutely combines independent innovation and collaborative innovation in order to improve innovation efficiency.

The Company has set up the Technology department to carry out research and development activities related to design, production, infrastructure and new technology study. At the same time, the Company, Xi’an Thermal Engineering Research Institute Co., Ltd., China Huaneng Group Clean Energy Technology Research Institute Co., Ltd. (“Huaneng Clean Energy Research Institute”) cooperate to discuss and solve technical problems. The Company has cooperated with universities, manufacturers and other external parties to form a powerful alliance in order to complete project research.

During the year of 2016, the Company has arranged a total of CNY 137.4 million of funds for science and technology projects, of which 49.44 million of funds are arranged for 21 new projects.

Innovation Results
(1) The project of “Feasibility Study of 650°C Ultra-supercritical Generating Units System Integration and Key Technologies” has been progressed well in selection of pipeline materials. The Company has also determined the next direction and focus of work for thermal system, turbine technology, pipeline welding and boiler design.

(2) The project firstly developed by the Company named “Flue Gas Synergic Treatment Key Technology and Cluster Projects Application of Coal-Fired Power Plants” was awarded the China Power Science and Technology First Prize in 2016, which is considered the highest award of China’s powering industry. The project has a total of 31 kinds of intellectual property rights, including 13 invention patents, 1 computer software copyright, 17 utility model patents.

The Company will continue its active exploration and progress, continuously enhance the service and support function of scientific and technological innovation, continuously lead the technological progress of power generation industry, actively promotes application of new technologies, gives full play to the role of technological innovation to enhance productivity, promote industrialization of science and technology, and ensure the Company’s leading position with respect to innovation and application of power generation technologies.

5.3 Solid Promotion of Energy Conservation and Emission Reduction
Environment is the foundation of our survival and development. Huaneng Power International attaches great importance to environmental protection, strictly abides by the latest environmental laws and regulations of our country, takes the initiative to take environmental responsibility, actively promotes energy conservation, optimizes the energy structure, continuously improves the efficiency of resource use, and creates, through “efficient environmental protection and green ecology”, the world-class listed power generation company, leading the industry’s green development. In 2016, the Company did not experience any serious accidents.

5.3.1 Overall Planning
For the implementation of the State Council’s “Energy Development Action Plan (2014-2020)”, Huaneng Power International sets the goal of achieving “industrial leadership in overall energy consumption index and in ultra-supercritical unit energy consumption index”, actively promotes the Company’s coal-fired power units’ energy conservation and emission reduction, plans to carry out year by year energy conservation and environmental protection, strives to complete the national task of energy saving and emission reduction in advance and excess, ensures that the Company’s coal-fired units takes continues lead in energy conservation and environmental protection, ensures competitive advantage of coal-fired power generation units, and makes contributions on promoting revolution on the nation’s energy production and consumption, enhancing the clean and efficient development of coal power level, and achieving the 2020 national target of coal-fired power generation units’ energy conservation and emission reduction.

5.3.2 Energy Conservation and Consumption Reduction
In its development, the Company abides strictly by national energy conservation laws and regulations, actively implements energy-saving projects, promotes surplus heat recovery and other new energy conservation technologies, in-depth carries out activities of energy conservation and environmental protection, strengthens management of operation and maintenance of environmental protection facilities, and intensifies examination and assessment of energy conservation.

The Company mainly consumes coal and natural gas in the power generation process, and consumes a certain amount of oil during the start-up ignition and production combustion process. In 2016, the Company’s average coal consumption rate for power sold was 307.69 g/kWh, representing a decrease of 0.28% from that of the same period last year. A total of 8,782.18 ten thousand tons of standard coal, 24,249.43 tons of production oil, 308,488.33 ten thousand of standard cubic meters of natural gas have been consumed during Company’s power generating, and the weighted average house consumption rate was 4.57%.

Energy Conservation Management
In order to promote the work of energy-saving and emission reduction of coal-fired units, Huaneng Power International strengthens the budget management, implements triple-level management responsibilities concerning energy conservation and consumption reduction, vigorously promotes upgrades of energy conservation and environmental protection, and ensures that the state-issued energy conservation and emission reduction tasks be completed and that the Company’s coal fired units continue to lead in the work of energy conservation and environmental protection.

The Company regularly collects and analyses data on energy conservation in production. According to information reported by the production units, the Company analyses the existing problems, develops measures, and supervises their implementation.

In 2016, the Company further taps its energy conservation potential, vigorously carries out power units’ energy conservation diagnosis, equipment performance analysis, comprehensive compliance governance of power units’ economic and technical indicators, and combustion adjustments and performance tests of new or overhaul power units, and continuously improves power units’ economic operation level. The Company actively promotes the creation of outstanding environmental energy-saving and environmentally friendly coal-fired power plants, and active coal-fired power plants have all reached the standards of excellent environmental friendly coal-fired power plants.

In order to improve efficiency of energy utilization, the Company has enhanced structural energy conservation management, increasing the use of high-efficiency units in power generation, and vigorously implemented reformation projects concerning energy conservation techniques, which lead to many substantial achievements, including but not limited to improving flow capacity of gas turbine and expanding heat supply. In 2016, the Company has improved the power generation capacity of combustion engines by 13%. With respect to major technical and economic indicators, the Company has continually maintained domestic supremacy, with our 30 power units winning prizes in energy efficiency index comparisons and competitions held by the China Electricity Council.

Future Work Focus
Huaneng Power International is determined to remain leadership of being efficiency and environmentally friendly in powering industries by continuously improving newly production units’ performance of energy saving and emission reduction.

The Company will actively implement a comprehensive energy-saving upgrading. Summarising the experience of the 11th Five-Year Plan and the 12th Five-Year Plan, the Company continues to actively carry out energy-saving work from three aspects: “managerial energy-saving, technological energy-saving and structural energy-saving”. We should focus on the Company’s main models and power units whose coal consumptions for power supply did not reach the advanced level, taking maximising the comprehensive benefits as the goal. After evaluating and sorting these models and units, we should pay more attention to them during maintenance and planning, project approval, and funding arrangements, etc. Besides, all units should declare to regional companies and put on records the comprehensive upgrade projects and their capacity.

5.3.3 Water Resources Management
Huaneng Power International has always been committed to the protection of water resources, strengthen water saving, deepen the recycling of water and improve water use efficiency. The water management system was set up in accordance with the national laws, regulations and standards, and meets the requirements of local laws and regulations of the power plants’ regions. In 2016, the Company’s total water consumption was 18,985.39 million tons, the fresh water for generating power was 294.70 million tons, the open cooling circulation water was 18,690.69 million tons, and the consumption performance value of fresh water for generating power was 0.94 kg/kWh.

Water usage
The main water consumptions of Huaneng Power International are for power units generating electricity, replenishing water for closed circulating water, and wet desulphurization, etc. Mostly, surface water such as rivers, urban water, a small amount of groundwater, etc., is used for generating power, and river water or sea water is used for circulating.

In the water management, first, all production unites have established water management systems and managed by specific personnel, who shall formulate rules for water usage, instruments maintenance and management. All water-usage sectors and professionals conduct regular maintenance and calibration for water metering, water quality testing instruments and water-usage equipment, etc., so as to eliminate unreasonable water usage. Second, all thermal power plants constructed an account management system, including the whole plant account, drainage account, water quality monitoring, water metering instrument basic information table, equipment installation location and parameter table, records of instrument test/calibration and maintenance, etc. They also regularly calculate the water management index of the whole plant, and the water usage account is based on the actual monitoring data. In addition, the Company’s thermal power plants also comprehensively utilised various wastewater of the plant area and reduced discharge rate, according to the principles of shunting sewage and clean water, classification and recovery, and disposal and reuse.

The government of Hebei Province issued a policy requiring power plants to gradually replace groundwater usage by surface water usage. Shang’an Power Plant of the Company, meeting relevant requirements, actively carried out researches on the power plant, started transformations of equipment and adapted to government requirements. Shang’an Power Plant actively conducted feasibility study, and will gradually abandon the existing groundwater sources and use instead the treated city water as the water resource for the power plant.

Water Saving
Huaneng Power International established a sound water quantity and quality monitoring system at the energy-saving and environment-friendly thermal power plants, and adopted new technology, new craft and new equipment to improve water usage efficiency of the power plant. In the regions with strict environmental requirements and serious water shortages, the Company carried out in-depth technical transformation of water saving, and implemented the technical upgrading project of wastewater zero emission for the whole power plant. The plausibility, rationality and cost-effectiveness of its core processing technology have been simulated and demonstrated.

5.3.4 Emissions Management
Huaneng Power International vigorously carries out pollution prevention and control, actively and effectively deals with pollutant emissions, to become an industry leader in green development.

The Company requires that the emission of all kinds of pollutants in the power plants must comply with national and local standards, and strictly enforce the temporary pollution control measures of the local governments which are issued by law for abnormal weather and important social activities. The Environmental Protection Bureau of the Production Department of The Company is mainly responsible for the environmental management and pollutant emission control management of all power plants. The Company has formulated relevant systems of environmental management, set the pollutant performance control target for each unit, and demanded the pollutants of the power plants be discharged in strict accordance with the emission regulations. The Company uses the production real-time supervision system to monitor the pollutant discharge of the power units, strictly supervises and evaluates the excessive discharge, carries out strict examinations of the total salary of the unit which breaks through the assessment objectives, and at the same time formulates the environmental emergency plan and the management approach of the heavily polluted weather emergency plan.

In the energy saving and environmental protection planning, the Company also focused on the upgrading of coal-fired power units in different areas as Beijing-Tianjin-Hebei, Yangtze River Delta and Pearl River Delta, and selected large-capacity units in other regions to carry out environmental upgrading. We ensure to complete the transformation capacity targets issued by each provincial environmental protection department, and after the transformation, the air pollutant discharge concentration of the power plants is basically within the emission limit set for the gas units.

The Company has established a comprehensive information collection system, extensively collects various environmental public opinions and information, strengthens communications with the public, and jointly studies and improves measures. At the same time, the Company in accordance with the requirements of the National Ministry of Environmental Protection actively carries out self-monitoring of pollutants and the environmental information disclosure. In accordance with the requirements of local environmental management departments, we disclose pollutant emissions information through the Company official website or the network platform of the environmental protection department of local government.

5.3.4.1 Exhaust Gas Management
The exhaust gas discharged by Huaneng Power International is mainly carbon dioxide, sulphur dioxide, nitrogen oxides and soot generated from coal-fired power plants during the process of combustion in the coal-fired utility boiler.

Types of Exhaust Gas	The Absolute Quantity of Exhaust Emissions (tons)	The Performance Value of Exhaust Emissions (g/kWh)
Sulphur dioxide	52,451.82	0.17
Nitrogen oxides	66,169.68	0.21
Soot	9,051.72	0.03

To respond to the state’s proposition actively, the Company diligently promoted environmental protection projects focused on ultra-low emission renovation to coal-fired generating units. By the end of 2016, most coal-fired generating units had completed the ultra-low emission renovation.

After a long period of research and practice, the Company drew on the successful experience of all kinds of international flue gas treatment technology, combined with the actual situation of China’s environmental protection and Company’s production and management demands, and established a unique flue gas synergistic technology line. It enabled the environmental protection program to achieve a balanced effect, achieved a double harvest of pollutant emission reduction and energy saving, and won the highest award in China’s power industry – the first prize of scientific and technological progress.

In addition, the Company further increases the operation of environmental protection equipment and maintenance management, includes the operation and emission performance of equipment into assessment system, determined to completely eradicate excessive emissions. The Company strengthens the environmental emissions anomaly monitoring and the operation analysis and diagnosis of environmental protection equipment, and urges all units to strengthen contacts and communications with the local environmental protection departments. We schedule ahead of time the excessive discharge treatment plan, take timely response measures and minimize the environmental impact.

Qinbei Power Plant – Ultra-Low Emission Renovation
On September 8, 2016, Henan Province’s leading group of prevention and control of air pollution held in Qinbei Power Plant the closing ceremony for Henan province’s conditioning coal-fired power generation units’ ultra-low emission renovation and for active shutdown of local coal-fired power generation units. The power plant informed leaders and media of the situation of ultra-low emissions transformation, and promised a resolute implementation of the provincial government’s relevant decisions on ultra-low emission transformation of coal-fired units, making greater contribution for the province’s “winning the battle of prevention and control of air pollution”. On November 22, with power unit No.1’s smooth connection to the power grid and its generation of power, the task of six units’ ultra-low emission transformation has been completed. In almost a whole year, all the cadres and workers have been united and tackling difficulties, so that the transformation of six units is completed as scheduled. After the renovation, all emission indicators are steadily better than the designed value.

Changxing – Flue Gas Synergic Treatment Technology
Changxing Power Plant adheres to scientific and technological innovation, and continuously enhances its technical capacity in order to create the conditions for the sustainable development of the Company. Changxing Power Plant’s “innovation and praxis of ultra-clean emission system based on flue gas synergic treatment technology” won the second prize of management and innovation of China Electric Power Equipment Management Association. Changxing Power Plant has done in-depth test on synergetic control of flue and gas, used scientific data to further demonstrate the operational law of synergetic control of flue and gas, and enabled power units’ ultra-low emission’ optimised energy-saving operation in the optimal condition.

5.3.4.2 Management of Greenhouse Gases
In order to actively support the national carbon trade market, Huaneng Power International has consecutively introduced the Management Methods of the Company’s Carbon Asset, Managemental Regulations on Greenhouse Gases’ Emission Statistics, Management Regulations on the Development of the Company’s Voluntary Emission Reduction Projects and Managemental Regulations on Performance and Transaction of the Company’s Quota, which provides detailed guidance and regulations of carbon asset management, greenhouse gases’ statistics management, voluntary emission reduction projects and carbon asset transactions.

Carbon Emission Reduction
Carbon dioxide is the major greenhouse gas produced during the operation of the Company. It is mainly produced in the combustion process of coal, and a small amount is produced in the wet limestone-gypsum desulphurization process. In 2016, the Company’s direct greenhouse gas emission totalled 252.43 million tons of carbon dioxide equivalent, of which coal consumption, natural gas consumption, fuel consumptionand desulphurization generated respectively 245.57 million; 5.51 million; 87.7 thousand and 1.27 million tons of carbon dioxide equivalent. The direct Greenhouse gas emission intensity was 756.62 grams of carbon dioxide equivalent/kWh. The Company’s indirect greenhouse gas emission totalled 158.4 thousand tons of carbon dioxide equivalent. Its indirect greenhouse gas emission intensity in energy consumption was 0.47 grams of carbon dioxide equivalent/kWh.

The Company has established a sound management mechanism in reducing greenhouse gas emissions. By comprehensively strengthening the management of fossil fuel consumption, the Company has reduced its consumption, increased the efficiency its use, and increased the proportion of green energy such as hydropower and wind power to meet the purpose of carbon dioxide emission reduction. According to the characteristics of the power plant equipment, the Company adopts the advanced and practical energy saving technologies, such as transformation of lean coal to the bituminous coal in boiler, steam turbine transformation, heating transformation, waste heat recovery from flue and gas, integration of fans, frequency conversion, speed control and so on, in order to reduce the coal consumption and greenhouse gas emission.

In addition, the Company has built a carbon dioxide capture device with the capacity level of three thousand tons in Beijing Thermal Power Plant, and another with the capacity level of a hundred thousand tons in the Shidongkou Second Power Plant, which have largely reduced carbon dioxide emission.

Carbon Asset Management
Organizational Structure
In order to strengthen the management of carbon assets, the Company has set up a leading group for domestic emission reduction and project development (“leading group”). Its main responsibilities include:

(1)	formulating the Company’s overall carbon emission quota and strategy of target transaction and transaction of certified emission reduction;
(2)	approving the emission statistics reports of the Company and the grassroots units prepared by the external professional organizations;
(3)	verifying the annual carbon emission quota gap and the annual budget;
(4)	approving the development plan of annual voluntary project on emission reduction;
(5)	deciding follow-up implementation plans for Clean Development Mechanism project (CDM project).

The leading group has set up a working group as a daily deliberative body whose main responsibilities include:
(1)	managing, directing and coordinating the Company’s pilot areas’ carbon quota compliance and emission trade;
(2)	being responsible for integration and organization of the Company’s annual greenhouse gas emission statistics;
(3)
being responsible for matters concerning the development of domestic voluntary emission reduction projects, organising and guiding subsidiaries commission and development of potential projects, signing commission agreements and other works; guiding subsidiaries to carry out examination and verification of emission reduction and other related works;

(4)
being responsible for the Company’s CDM project management and related matters, organising and guiding subsidiaries to carry out dispute settlement with buyers, and issue and sale of emission reductions and sales work;

(5)	being responsible for coordinating carbon transactions and matters related to law, internal control and audit in project development.

Daily Management
The Company consigns the responsibilities of formulating trade strategies, surrogating trades and honouring agreements to Huaneng Carbon Assets Management Co., Ltd (“Carbon Assets Company”). The Carbon Assets Company communicates with production unites, and reports trade strategies quarterly to the leading team which are determined according to actual situations in the production unites and market trends. The Company’s Commerce department organises conferences among managements to examine and approve relevant trade strategies. Approved strategies will be despatched to every branch offices and production unites, and guide them with carbon assets transactions and implementation.

Company’s Performance in Carbon Trade Pilot Regions
With the support of Carbon Assets Company, the Company has carried out effective greenhouse gas emission reduction and carbon trade in five provinces or cities (Beijing, Shanghai, Tianjin, Chongqing, Shenzhen, Hubei and Guangdong), where carbon asset transactions are carried out in recent years.

From year 2014 to 2016, the Company has successively launched projects of carbon quota trade, CCER5 displacement, etc., in seven carbon trade pilot regions, and successfully fulfilled all the tasks of honouring agreements for thermal power companies. Comparing with average transaction value in the market, the Company respectively lowered the cost of honouring agreements by CNY 7.01 million, CNY 4.51 million and CNY 8.12 million from year of 2014 to 2016 respectively, which aggregates to CNY 19.64 million.

Concerning carbon finance innovation, the Company reasonably utilised financial tools, developed a series of carbon finance innovation projects based on actual circumstances of production unites, and attained preliminary achievements. In 2015, 2 production unites of Guangdong branch office signed swap option agreements with the Royal Dutch Shell, and gained a risk-free CNY 2.16 million in total for the branch office, plus manipulating CNY 26.83 million of the Royal Dutch Shell for 11 months free of interest. In 2016, Beijing Thermal Power Plant and Guangdong branch launched projects of carbon indicators displacement, gaining CNY 1.019 million without reducing carbon assets.

Concerning developments of CCER projects, from the year of 2013 the Company developed 50 CCER projects in five batches which are mainly wind power and photovoltaic projects, and in estimation they will reduce emission by 2.5 million tons each year. By the end of 2016, the Company has 10 projects put on records in the National Development and Reform Commission, four projects put on records for emission reduction, and on records around 3 million tons of emission reduction in total.

With the support of Huaneng Carbon Assets Company, the Company has effectively launched projects about greenhouse gases reduction and carbon trade in five cities and two provinces (Beijing, Shanghai, Tianjin, Chongqing, Shenzhen, Hubei Province, Guangdong Province) where carbon assets trade is approved by the government. While national carbon market is about to open, the Company requires other subsidiaries outside of the pilot regions to set up responsible departments and personnel based on Company’s 3-level business management system, form docking mechanisms among mangers of all levels, nail down key measures and requirements and clearly divide labours and implement responsibilities as soon as possible.

5 CCER: The full name is “China Certified Emission Reductions”, which means that a unit is in line with the principles and requirements of the Clean Development Mechanism, and it is its emission reduction issued and confirmed by the CDM project.

5.3.4.3 Wastewater Management
Huaneng Power International strictly complies with national and regional requirements of wastewater disposal, regards wastewater management as work centrality, discusses issues of wastewater management with all local power plants, promotes formulating wastewater control standards, and has already achieved good results.

The sewage produced by the Company includes industrial waste, which is mainly generated from Company’s powering facilities such as circulation cooling system of steam turbines, and desulphurization wastewater produced during the operations of unites’ wet desulphurization facilities.

The Company has established environmental supervision and management system in accordance with the state and local environmental protection standards and policies, constantly improved all the management systems and disposal plans, cleared the responsibilities of environmental protection managers at all levels, and actively carried out wastewater control. Based on principles of separate sewage disposal, classification and recycle, and disposal and reuse, the Company has comprehensively utilised various wastewater in the plant area, reduced water discharge rate, and strengthened managements of the operation index of wastewater treatment facilities. In the official reply to the “environmental impact assessment” of some power plants of the Company, it requires “zero effluent discharge” or “zero discharge of wastewater”. For the power plants whose sewage discharge reaches the standard, we require them to continuously improve and strengthen their sewage treatment facilities and daily supervision and management of the sewage drain, to ensure accuracy of laboratory data and to prevent excessive emissions. Changxing power plant focuses on scientific and technological innovation, and actively carries out a project of zero-emission of desulphurization wastewater which has won the first prize of national innovation in equipment management.

The Company is actively researching and drawing up a technology guide for wastewater disposal, has formed a preliminary guidance, and are striving to determine the technical route as soon as possible. The Company will closely follow the national and local new standards and policies of wastewater disposal, and continue to promote and strengthen the water reform of power plants.

In the year of 2016, the total water discharge of the Company is 18,233.25 million tons, the total discharge of the open cooling circulation water is 18,218.65 million tons, and the total discharge of sewage, which is mainly industrial wastewater and desulphurization wastewater, is 14.6 million tons.

5.3.4.4 Waste Management
Huaneng Power International has a strict management system for waste, abides by national laws and local policies, cooperates with qualified third parties to deal with waste, strengthens waste recycling, and strives to minimize waste emissions.

The main solid waste generated during the Company’s power generation process includes ash produced during the combustion process of the boiler, and gypsum produced during the limestone wet desulphurization in power plants. Ash and desulphurization gypsum and other solid waste can be sold as raw materials in related industries. In addition to the traditional areas such as cement, concrete, aerated blocks, gypsum board, etc., the Company are also actively developing new products and opening new markets. In 2010, the Shanghai Shidongkou No.1 power plant built a production line with an annual output of 100,000 tons of desulphurization construction gypsum powder by using desulphurization gypsum, which has achieved 150,000 tons sales of desulphurization construction gypsum powder up to the end of 2016 (2016; 26,000 tons). The production is mainly used as raw materials for gypsum putty powder, and it can replace traditional cement mortar by gypsum-based mortar, so as to contribute to reduce solid waste emissions, save resources and reduce energy consumption. The unused ash is safely stored in the ash field of the power plant in accordance with the relevant requirements. The Company produced 1,695.7 thousand tons of general solid waste, 1,039.4 thousand tons of fly ash and cinder, and 656.3 thousand tons of desulphurization gypsum during the year of 2016.

The Company pays attention denitration catalysts disposal for they are hazardous wastes. The Company regenerates the denitration catalysts which have reached their life limit and continues to charge them into denitration devices for use. And we will hire qualified agencies to deal with denitration catalysts that could not be renewable any more. In 2016, The Company generated 2,192.38 tons of waste denitrification catalysts.

Power plants use the ion exchange resin to dispose wastewater in the production operations, and the metal in the wastewater is separated and recovered through adsorbing the same number of ions in the wastewater. In addition, the ion exchange resin can be washed by an appropriate concentration of inorganic acid or alkali, thereby returning to the original state and being reused. For ion exchange resins that cannot be reused, we will entrust the processing units with relevant qualifications to carry out recycling. In 2016, the Company generated 322.86 tons of ion exchange resin and other hazardous solid waste in the process of production and operation.

The power plants generate hazardous liquid waste such as lubricant and other waste oil during operations. The Company will hire qualified agencies to recycle or dispose them in accordance with the relevant requirements. Besides, through managing the accounts, we detailed statistics on the amount of waste generated, the amount of disposal, and the audit of the qualifications of disposal units, etc., and strictly managed the generation and disposal of waste. In 2016, the Company in the process of production and operation generated 659.94 tons of hazardous liquid waste.

5.3.5 Noise and Other Environmental Impacts
Noise Management
The power plants will generate noise during power generation. From the initial stage of construction to the operation period of the power plants, Huaneng Power International continued to pay attention to noise management to prevent the noise pollution.

On the initial stage of construction, relevant departments of environmental protection determined the sensitive points of noise between plants and the noise control level, in accordance with EIA approval requirements. In the environmental completion acceptance of the power units in all power plants, the monitoring department will monitor according to the EIA approval requirements, and only when the monitoring results are qualified will the acceptance concerning noise pass. During the operation of power units, the power plants, complying with requirements of environmental protection departments, regularly commissioned relevant monitoring departments to monitor and published the reports in various ways. The power plants installed noise coverings on equipment such as fans which are the noise sources in the plant area, and built noise walls in key areas such the Liangshuita area. When the power units are undergoing transformation or equipment failure which cause excessive noise, the Company will conduct noise reduction transformations to those noise-excessive equipment, so as to achieve the relevant requirements.

Other Impacts
All power plants owned by the Company during their initial stage of construction are all required to pass the EIA approval by the relevant environmental protection departments, in order to avoid serious impact on the surrounding environment and natural resources during operations. All power plants during operations strictly abide by national environmental emission standards, and discharge within the standards. Some power plants actively responded when the requirements of surrounding environment changed, to ensure that surrounding environment and natural resources are protected. For instance, when the ash field of Shidongkou No. 2 power plant was included in the control area of the newly designated water source protection zone by the Shanghai municipal government, this power plant actively engaged, reducing the acreage of ash field and undertaking a comprehensive anti-seepage transformation, and has met the relevant environmental regulations.

06 Work Together with One Heart, to Promote Collective Growth
Employees are the driving force for sustainable development of companies. Hard work and quiet dedication of all our employee enable Huaneng Power International to continuously and steadily provide electric power for economic and social developments. The Company always adheres to the people-oriented development concept, and vigorously implements the strategy of talented people strengthening the Company, so that employees in promoting the development of Company can achieve personal success and value, and can work and live happily. We vigorously promote the joint growth of the Company and employees.

6.1 Equal Employment and Equity Protection
Huaneng Power International seeks to establish a long-term stable employment relationship with its employees. We adhere to the concept that “human resources are the first resource”, actively promote the strategy of talented people strengthening the Company, focus on the three links of attracting, cultivating and making good use of talented people, and accelerate the construction of a talent team mainly comprised of high-level talent and high-skilled personnel. We have formed a talent team which has reasonable structure, professional support, good quality, and loyalty to the cause of Huaneng, and is in line with the Company’s development strategy and needs.

Equal Employment of Employees
Huaneng Power International always adheres to fair, just and open employment policies, conscientiously implements the “Labour Law”, “Labour Contract Law” and “Labour Contract Law Implementation Regulations” and other laws and regulations, advocates equality and non-discriminative employment policies, and provides equal employment opportunities for employees of different nationalities, races, genders, religious beliefs and cultural backgrounds.

As of the end of 2016, the Company has employed 42,210 employees in total. Among them, 75% of the total number of employees obtain college diploma or above.

Employee Rights Protection
The Company strictly abides by the laws and regulations on labour and human rights, and through signing labour contracts with all employees, improving the pay and benefits system, strengthening occupational health management and other measures, protects the legitimate rights and interests of employees. During the year of 2016, 100% employees signed the formal labour contract, and no violation of the guidelines, rules and regulations relating to child labour and forced labour was found.

Pay and Benefits
The Company adheres to the salary concept of “pay by post and pay by performance, efficiency first and fair focused”, provides employees with fair and competitive remuneration, and links such remuneration to operating results to provide incentives for the employees.

The Company established all social insurances, housing provident fund, Company annuity and supplementary medical insurance in strict accordance with the relevant policies and regulations of the state and local governments, and ensures that employees enjoy equal rights in pension, medical treatment, work injury, unemployment, birth-giving and other aspects.

In 2016, the Company did not experience any social insurance violations or underpayment.

Democratic Management
The Company carries out equal dialogues with employees, pays attention to improve the employee congress system and the factory service open system, supports employees to actively participate in democratic management, and ensures employees to fully enjoy the rights of knowing, participation, expression and supervision. We improve the accountability system of petition letters and visits, and include the interests and demands of employees into an institutionalised and standardised track.

All units affiliated with the Company established the Labour’s union based on the Law of Labour’s Union, and the enrolment rate of employee in the labour union remained 100%. Labour’s unions at all levels earnestly perform their duties, safeguard the legitimate rights and interests of employees, encourage employees to participate in management decision-making, and jointly realise the objectives of our companies and help mediate disputes between companies and employees.

6.2 Employee Training and Career Development
Employee Training
Huaneng Power International focuses on providing training to all the employees. We make full use of Huaneng system training resources, and establish a triple-level training system of headquarter, regional companies and production unites. We strengthen cooperation with external training institutions, carry out multi-level, multi-channel and multi-directional training, and strive to improve the overall quality of employees. Our main forms of training include induction training, job training, skills training, continuing education and international cooperation training.

The Company currently has four group-level training bases (Shanghai maintenance company, Huaiyin, Shantou, Dalian), one group-level relay protection training room (Qinbei), and three second-level training bases (Taicang, Yangluo, Luohuang). Company headquarter draws annual plans of training, competition and examination according to business requirements, guides regional companies to develop appropriate plans, and at the end of the year calculates and summarises the completion status of trainings last year. In 2016, all business sectors carried out relevant trainings following plans, and regional companies and production unites carried out various types of skills training and job training on a total of 330,000 person times.

Career Development
The Company focuses on building a growth platform for employees, and achieves a common development of both employees and the Company.

Firstly, we strengthened the construction of the leading team, revised the “Interim Measures for the Company’s Managements”, and intensified the exchange of cadres. We strengthened the construction of reserve cadres, revised the “Management Approach of Reserve Cadres in Basic-level Companies”, improved the mechanism of internal personnel flow, and promoted the optimal allocation of human resources. In 2016, the Company organised a 10-day training course for reserve cadres in cooperation with Dalian Senior Manager College. Through the training, reserve cadres’ ability of management and execution is improved, their spirit and self-cultivation as a party member are enhanced, their field of vision is expanded. We have further strengthened the construction of the team of reserve cadres.

Secondly, we stimulate learning through appraisal, stimulate training through competition, and stimulate progress of all employees through examination. We established and developed a double channel promotion mechanism for employees which mainly relies on post sequence and supplemented by technical skills duty sequence, and promoted the growth of talents with technical skills.

Thirdly, we actively implement the “Implementation Plan of Strengthening the Training of Employee with Production Skills (2015-2017)” of the Company, the “Team Leader Training Regulations” and “Production Employee Training Regulations” of the Company, create a favourable internal environment, and let regional companies play the role of coordination. We guide the training base to prepare for a three-year construction plan, and promote basic-level training to operate in an orderly manner.

Training of Oriented Trainees
Based on the successful experience of hosting the training course for maintenance oriented trainees in 2015, the Shanghai Practical Training Base of Maintenance has compiled a well-designed training program during the process of training maintenance oriented trainees in 2016. It featured 24 modules to improve the relevance of the training, spurred on and further helped the trainees to better sum up the knowledge and skills they have learned.

Huaneng Power International will further strengthen the work of talent development and team building, and pay attention to the basic work of teaching and training.

6.3 Happy Work and Happy Life
Huaneng Power International upholds the concept of “happy work, happy life”, and encourages employees to balance work and life. The Company organised many activities beneficial for physical and mental health of our employee, and paid attention to their physical and mental health.

Physical and Mental Health of Our Employee
All units of the Company have established the protection mechanism for employees’ health and safety. We conduct a full physical examination every year and carry out special medical examinations for employees who work in contact with occupational hazards. In addition, the Company from time to time carries out psychological counselling for employees, to ensure that employee enjoy work and life both physically and mentally.

Carry Out Assistance and Help
The Company carries out assistance in depth, and to help protect the basic rights of our employee is the most direct and most specific embodiment of the Company’s efforts to maintain employee’s interests. During the year of 2016, the Company has helped 205 employees in need with CNY 2.988 million of assistance and help funds in total.

Create a “Happy Work, Happy Life” Cultural Atmosphere
In the maintenance of our employee’s cultural rights, the Company guides its subsidiaries’ Labour’s Unions at all levels to vigorously carry out cultural and sports activities that are healthy, progressive, rich and varied for our employee. We unite the employee, unite the team, and promote the double improvement in constructions of both material and spiritual civilisation for the Company. We continue to promote the building of Company culture, activate employee’s cultural life, enhance the mental welfare index of the Company, and implements the concept of “Happy Work, Happy Life”.

Walking Activities
In order to further respond to the national spirit and call to carry out physical exercises for all citizens, the Company launched all-inclusive health club activities which take ‘walking’ as their main form. We aim to enhance our employee’s physical health, activate corporate culture and entertainment atmosphere, stimulate the enthusiasm of employee to work, improve the cohesion of all employee to work well, and promote the harmonious development. The Company has organized activities with the names such as “walking to celebrate May 1”, “every day ten thousand steps, I will be healthier than anyone”, and “big challenge: every day ten thousand steps for 21 days” for employee at the headquarters, and in total there were 267 participants.

“Big Challenge: Every Day Ten Thousand Steps for 21 Days”
In order to encourage employees to keep walking, feel the joy of exercises, really benefit from it, gain a healthy body, invest more enthusiasm and good spirit into the work, and reflect the pursuit and practice of “happy work, happy life”, the Labour’s Union organised the activity of “big challenge: every day ten thousand steps for 21 days” for employee at the headquarters. The event started on November 7 and ended on November 27, with a total of 76 people participated. The rules of the event require a continuous 21 days (uninterrupted) and the number of steps per day is 10,000 or above, and only by fulfilling the rules can one successfully accomplish the challenge; if there is any one day that one does not make 10,000 steps, he or she fails the challenge. In the end, 52 people successfully completed the challenge, and the cumulative number of steps is 18,199,811 steps, which equals to 12,877 km.

Walking has become a way of life. Through this event, we aim to make more people walk, enrich the hobbies of employees, stimulate the enthusiasm of sports among the employee, to help employee develop a scientific and long-term adherence to the fitness habits, promote physical and mental health, improve the happiness index, make walking a common healthy new culture, and let everyone develop a good living habit.

Reading Activities
The Company carry out reading activities for all the employee, guide all the employee of the Company to establish an excellent studying morale of “loving reading, reading good books, using good books and collecting good books”, let reading become a habit, let good books be always accompanied, strive to establish scholarly families and strengthen the building of spiritual civilization among the employee. In the fourth national “Scholar March 8” – “Wise Women. Scholarly Family” theme essay competition, the Company won a first prize, a second prize and an excellency award in national level contest; and in Huaneng Group level contest, the Company received a Grand Prize, 3 first prizes, 5 second prizes, 14 third prizes, 39 excellency awards, and also, honored to win the Group Outstanding Organization Award.

Volunteer Activities
The Company carries forward the volunteer spirit of dedication, friendship, mutual assistance, and progression, and promote the development of volunteer services with Lei Feng as a role model to learn. We set up a volunteer service team, and through organising unpaid blood donation, carrying out environmental protection activities, caring for children with special disabilities and other ways, actively contribute to the community.

In 2016, the Company has carried out activities such as the “protection of the mother river”, “caring for the elderly and building harmonies”, and student-support activity “June 1st fulfill every tiny dreams”.

“Green Future”
Grasses grow and warblers fly, and the spring comes back to the earth, surging vigour and vitality, and planting new hope. Since 2011, the Company has for six consecutive years organised employee to carry out tree planting activities. Each event received positive responses and supports from the Company’s employees from top to bottom, and a lot of employees and their families actively participated in each event. After 6 years, the fruit trees planted 6 years ago, after enduring wind, frost, rain and snow, have been able to show a beautiful scenery in full bloom. In the future, the Company will continue to organise such activities, inherit the concept of environmental protection and continuously contribute green sceneries for the Company and society.

On April 1, 2016, the headquarters of the Company organised tree planting activities for the employee and their families. In their hard cultivations, the tree seedlings stood under the warm spring sun, and brought vitality to the land which is relatively barren at the beginning. This tree planting activity not only inspired the enthusiasm in the employee to love greening and protect flowers, grasses and trees, and enhanced their understanding of green concept, but also promoted their active involvement into green actions and into the surge of beautifying the environment and greening our homeland.

In the spring of 2016, the Company also organised the employees to carry out tree planting activities: More than 80 cadres and workers in Jinling power plant carried out the tree planting activity of “I add a little bit green to the power plant” in the green land of the area of the power plant; Suzhou Thermal Power Plants Labour’s Union organised the representatives of all divisions of the Labour’s Union to plant grapevines; Nanjing power plant, Huaiyin power plant, Taicang power plant, and the wind power branch company also carried out tree planting activities in the area of the power plants.

“Everyone Network”
The Company also applies Internet technology, establishes an employee social networking website called “everyone network”, which provides a platform for employee to participate in corporate culture and social activities, exchange work experiences, display talent, share hobbies and participate in public service.

Photography and Essay Contests
In 2016, in order to encourage employee to develop colourful hobbies and to stimulate a sense of pride toward their work, the Company carried out a “People around us·Things by our side” mobile photography competition and the “National Power Environmental Theme Photography National Tour Exhibition”. For constantly keeping in mind the production concept of “safety is of the supremacy”, the Company also held a “how far is a bare possibility away from me” safety production month essay contest.

07 Harmony and Win-win Share of Development Results
Huaneng Power International as a listed company on three domestic or foreign stock markets (SSE, HKEx, and NYSE), has always been adhering to the harmonious development concept of “serve the Country, benefit the society, seek multilateral benefits and develop together”. We fully consider and effectively respond to the demands of stakeholders, take the initiative to take social responsibility and create good internal and external environments. We work with stakeholders to promote economic and social development, share the fruits of Company development, and contribute to build a harmonious society.

7.1 Continuously Strengthen Supplier Management
Huaneng Power International is convinced that cooperation is an indispensable driving force for the development of the Company and is committed to build a platform for cooperation and communication with suppliers; we actively cooperate with suppliers and together provide customers with quality products and services. The suppliers of the Company are divided into material suppliers, engineering suppliers and fuel suppliers; the Company has established a long-term and stable relation of cooperation with various types of suppliers, and jointly enhance the Company’s environmental, social and governance performance, thus improve the impact of suppliers on the environment and society.

Supplier Access
The supplier access management of the Company applies the approach of qualified supplier database. For suppliers participating in the tender, the Company evaluates their safety, quality and other qualifications, business reputation and environmental and social responsibility. After the evaluation, qualified suppliers can enter the supplier database and the unqualified suppliers will be included in the supplier “blacklist”. The supplier database contains a large number of excellent suppliers that obtain characteristics suitable for the power industry, with advanced technology, qualification and reputation, meeting various types of procurement needs, and ensuring the advancement, reliability and practicality of equipment and technology, and the best cost performance of the equipment material procurement.

Daily Management and Regular Evaluation of Suppliers
The centralised management department for the various suppliers of the Company conducts periodic or irregular evaluations of the suppliers, including tracking the day-to-day performance of key suppliers, the annual evaluation of all suppliers which have supplied and the change management for all suppliers, and timely sends the evaluation results back to the suppliers through the e-commerce platform.

Daily Compliance Tracking
The Company conducts statistical analysis of the daily performance of the suppliers based on the purchase contract, including suppliers’ supply quality, delivery, price, service, etc. We have different degrees of punishment for the suppliers in violation of laws, regulations and rules according to the severity of the cases; for severe cases, suppliers will be included in the Company’s supplier “blacklist”, and within 5 years they are not allowed to participate in any procurement projects of the Company and its affiliated institutions.

Annual Evaluation
The Company conducts annual assessment on suppliers in the database which have supplied us within the year, which includes punctuality of products arrival, acceptance rate, quality complaints, after-sale service, cooperation attitude, etc. We fill in the supplier’s annual evaluation form according to the actual situation of each supplier in the year.

Supplier Monitoring and Auditing
Concerning supplier management and daily supervision, the Company has introduced systems such as “Management regulations of stock company-level material suppliers”, “Management regulations of branch company material suppliers”, “Management approach of fuel supervision (Trial)”, etc. At the same time, the Company’s supervision department and audit department, referring to relevant provisions and internal control requirements, conduct a comprehensive and systematic monitoring and audit on supplier selection, management system of supplier, etc., of all units.

Supervision of Supplier’s Environmental and Social Responsibilities
In order to create a safe and healthy supplier environment, the Company, while promoting suppliers to actively fulfil their environmental responsibility, requires suppliers to comply fully with all legal requirements relating to labour and human rights. We prohibit them from hiring child labour and forced labour for any issues, require them to establish safety awareness and achieve zero accident targets.

7.2 Build a Harmonious and Stable Customer Relationship
Huaneng Power International is committed to provide energy and power products and services with good quality to power grid companies and other downstream energy companies, and to maintain a harmonious and stable relations of cooperation with them. Ensuring the safe and stable supply of electricity, we at the same time share development achievements with customers.

Diversification of Customer Types
In March 2015, the CPC Central Committee and State Council issued “Several opinions on further deepening the reform of power system”. Huaneng Power International, as one of the most influential companies in the domestic power industry, is actively responding to national policies. We emphasise close communication and cooperation with traditional customers – power grid companies, and at the same strengthen business communication with power end customers, so as to promote the restructuring and industrial upgrading of the electricity industry.

The Company organises all levels of personnel to study the reform documents of power industry, and actively encourages power generation companies administered by us to sign transaction contracts with local consumers meeting market access conditions, such as some industrial companies and industrial parks, etc.

At present, most of the Company’s electricity is in the grid company’s charge to purchase, sell and settle accounts. For the direct transaction contracts the Company signed with the consumers, the grid company’s organization and dispatch centre is also responsible for unified scheduling, and the transaction centre is responsible for unified settlement. There is no customer complaint at this stage.

Actively Participate in the Reform of Power System
First, we take the initiative to participate and actively respond to the power system reform. We take the initiative to participate in formulating national and local power reform policies and rules, timely reflect the Company’s views and suggestions, and strive for a good policy environment for participating in the market, maintaining and expanding market share.

Second, we strengthen the trade coordination of inter-provincial and inter-regional power markets, study marketing strategy and enhance trade benefits. We actively promote groups’ strategic cooperation between the Company and large companies with inter-provincial operations, strengthen the guidance of market trade of provincial regional companies, and effectively enhance the Company’s bidding capacity and effectiveness. We actively carry out incremental power distribution business, develop and cultivate the market.

Third, we develop and improve the relevant management systems of regional energy sales business. We promote entity operations, expand the market participation scale of energy sales companies, and select and train personnel well. We track the progress of power reform pilot, actively participate in the market, and strive to expand market share.

Fourth, we accelerate the construction of customer management information system and the establishment of customer files. We carry out detailed research on the customer’s demand for energy, develop for customers’ energy-saving, stable and reliable, load management and other value-added service programmes, and further enhance customer stickiness and competitiveness.

Fifth, we strengthen the heating management, emphasise the mutual complement of heat and electricity, produce electricity through heat, and gradually transform to an integrated energy provider of electricity, heat, cold and gas. We utilise the advantages of resources to expand market share.

Sixth, we carry out thematic publicity and teaching of key power policy documents. We held specialised seminars on the electricity market, so as to further improve the understandings of market and policy and working ability of our marketing employees.

7.3 Actively Participate in Social Welfare
Huaneng Power International actively participates in social welfare activities and innovative cooperative services, and actively contributes to the community as a return and dedicate love.

Community Involvement
The Company has always been adhering to the harmonious development concept of “serve the Country, benefit the society, seek multilateral benefits and develop together”, fully considers and effectively responds to the demands of stakeholders, and actively participates in community public welfare undertakings. We encourage all units, according to local conditions, to carry out assistance and help, volunteers, open day and other activities to further strengthen the communications and connections with local communities and establish a good corporate image.

Taicang Power Plant Volunteer Activity – Environmental Advocacy
On March 15, 2016, Taicang power plant volunteer service team, together with teachers and students from its connection unit TaicangGangcheng primary school, carried out environmental advocacy activities in the Xincheng Garden of the port development zone, which was praised by community residents.

Volunteers provide environmental awareness to community residents. They have carefully designed poster panels to explain the production principles and processes of power generation companies, and introduced the environmental protection work of Huaneng and Taicang Power Plants in recent years and the outstanding results they have achieved, which have eliminated the long-standing misunderstanding of community residents that power plants pollute the environment. During the activities, children from the Gangcheng Primary School spontaneously became small environmental volunteers, running on the streets of the community and business premises, distributing red, green and blue environmental protection shopping bags with Huaneng “three-colour culture” printed, advocating green travel and the concept of low-carbon life. More than 200 people signed on the banner of environmental protection declaration and promise. In recent years, the Taicang Power Plant Youth League took “civilised pairing and mutual construction” as a platform, innovated ideas, organised and carried out in-depth volunteer service activities. It continued to carry out a series of thematic activities, for instance, the “Sailing Youth” open day, dedicated financial assistance to students, environmental protection into the school and the community, etc., which displayed well the image of Taicang power plant as a national civilized unit, and carried forward the spirit of accountability of the Company to fulfil social responsibilities.

Dongfang power plant volunteer activity – Caring for the Elderly
On November 15, 2016, the Dongfang Power Plant Youth League organised 17 “three-color sail” young volunteers to carry out volunteer activity at the poverty alleviation point “DongfangTian’an Township Homes for the Elderly”.

Volunteers have come to Tian’an Homes for the Elderly and Public Care Homes for the Elderly to send rice, oil, biscuits and other items to the elderly and to help them clean the rooms. Most of the aged in the Homes are lonely and widowed old people and disabled people. They were very excited when they saw the volunteers.

Through this activity, the volunteers deeply realised that as ordinary people, perhaps we cannot change their situation, but we can spare time to visit those who need help. With our love to appeal to the people around, to guide more young people to join us, we should do charity, dedicate love, promote the volunteer spirit of “dedication, friendship, mutual help, progress”, work together to build a Dongfang power plant full of love and inject more positive energy into the society.

“The Exhibition of Science Education”of Haimen Power Plant
Known as one of “China’s most beautiful power plants”, Huaneng Haimen power plant, as the first batch of corporate culture construction demonstration base in the Huaneng Group and the outstanding unit of national corporate culture construction, conscientiously practices the “three-color company” culture of Huaneng, actively fulfils social responsibility, and participates in the construction of local civilization.

In 2016, Haimen power plant paid attention to exert the technological power of the Company in popular science promotion activities, which makes it the new main force of popularising electricity science in the eastern region of and even the whole Guangdong Province. It constantly sums up experience, changes “doing it alone” to “the integration of resources, leveraging the development”, and switches from “keeping in the power plant” to “serving the community, boosting the development”. Its advocacy contents of popularising science are closely related with social headlines. It has organised a series of popularising science activities, such as the “Green energy by our side”, “Environmental protection open day”, “Touring the base of popularising science, experiencing the charm of science”, “caring for the next generation”, etc. Especially in May 2016, during the “Touring the base of popularising science, experiencing the charm of science” 2016 Shantou “Day tour of popularising science” activity which is sponsored by the Shantou City Science and Technology Association and hosted by Haimen power plant, the power plant in a month received a total of 9 batches of nearly 500 overseas Chinese and representatives of Shantou citizens to the plant to visit and learn. This activity allows the public to have a better understanding of the development of modern electricity science and technology and the application of environmental-protection equipment. It also enables them to experience the charm of modern energy-saving and environmentally protective green thermal power without any distance. At the same time, this activity contributes positively to the promotion of local spirituality and civilisation construction. The two gears of “technology” and “science” will drive the efficiency, innovation and sustainable development of the Company.

In addition, Zuoquan power plant, Nantong power plant, Jinling gas turbine power plant and other units carried out activities such as dedicated financial assistance for local poor students; Yingkou thermal power plant, Tongxiang gas turbine power plant and other units organised the open day activities. Through organising family members of the employee, primary and secondary school students, community residents, etc., to visit the power plants and participate in interactive activities such as seminars, they have enhanced the understandings and supports to the employee from their family members and the public, and have drawn nearer the distance between the Company and family and community.

Public Donation
The Company has always strictly abided by the relevant laws, regulations and policies of the State. When there is no prejudice to the social morality, public interest and the legitimate rights and interests of others, the Company will reasonably determine the scale and standard of donation expenses according to its own financial capacity, so as to resolve real difficulties of donees. The Company formulated a series of rules and regulations such as “Management regulations of external donations”. We manage the Company’s system of external donation in accordance with the principle of “donating according to laws, within capabilities, being honest and trustworthy, and focusing on effectiveness”.

In 2016, the Company donated a total of CNY6.6764 million in the name of the Company to support various local public welfare activities.

08 Embracing the World, Spreading Three-colour Culture
As a wholly owned subsidiary of Huaneng Power International, Singapore Tuas Power Ltd. (“Tuas Power”) is one of the three major power generating companies in Singapore and one of Singapore’s major public utility and environmental service providers. As an advantaged overseas project, Tuas Power is the embodiment of the Company’s image, and the widow for the Company to absorb foreign advanced market and management experience.

About Tuas Power
Tuas Power is located in the west of Singapore, it dedicates to provide safe, reliable and efficient electricity supply to Singapore, and it counts for about 21.5% of Singapore’s power generation market share. In addition to power generation business, Tuas Power also provides large-scale heat, electricity and cold cogeneration system, oil terminals and storage services. Tuas Power has five highly efficient combined cycle power plants and a 600 MW fuel power generation unit, which have maintained a record of more than 99% reliability over the past 10 years.

The scope of business of Tuas Power is diversified. It not only provides electricity retail services, but also one-stop energy solutions, so that customers can better grasp the price fluctuations and meet their own energy needs. Tuas Power’s project of Tembusu Multi-Utilities Complex (“TMUC”) is composed of biomass clean coal (BMCC) and thermoelectric cogeneration plant, water treatment plant and wastewater treatment plant, which provides different types of steam, electricity, high-quality industrial water and softened water for industrial customers.

The system of Tuas Power for the management and planning of its environment, occupational health and safety has been certified by ISO 14001 and OHSAS 18001 international standards. Tuas Power will continue to seek relevant ways to enhance environmental and safety measures.

Energy Conservation
Tuas Power Station was commissioned in 1999, initially using fuel generation with a unit efficiency of only 34%. Through the expansion, Tuas Power Station has now achieved a strategic transformation to a more energy-efficient and cleaner power manufacturer. The construction of the first natural gas Combined Cycle Power Plant (CCPP) was completed in 2001 and the efficiency of the unit reached 48%. As of the end of 2016, the Tuas Power Station has already owned five most advanced F-class combined cycle power generation units. The Tuas Power Station continues to reduce energy consumption and improve energy efficiency through the “Identification → Planning → Implementation” process. In the latest project, through replacing the current air cooler by the central air conditioning system of three buildings, and equipping highly efficient water cooler, the efficiency of the system is expected to increase by more than 60%. The expected investment for this project is 4 million Singapore dollars, and the annual energy savings are up to 3300 MWh.

The TMUC Project
Through the TMUC project, and with the use of biomass, low sulphur and low ash, Tuas Power supplies electricity, steam, chilled water and other utility products and services to major industrial customers in Jurong Island.

During 2016, TMUC implemented several energy-saving initiatives. First, we worked with the Company to establish power units’ performance tracking mechanism, so that employees can correct power units’ deviations and take necessary actions, through which power units maintain not only the best efficiency but also their emissions far below the stipulated limits. Second, we optimised power units air conditioning system, which achieved an annual saving of 8.8MWh. Third, we are at present studying how to optimise the operation of 6.6kV equipment to enhance efficiency of energy utility. Fourth, we have put in continuous effort to reduce excess oxygen to improve boiler efficiency when fuel composition changes. Fifth, the Maintenance Department scheduled to upgrade existing building or plant lightings to energy saving LED type progressively. These initiatives were submitted as part of the mandatory annual submission to the National Energy Agency (NEA) under the Energy Conservation Act (ECA). TMUC is also working towards obtaining the ISO 50001 (Energy Management System) certification by 2021.

On a quarterly basis, Tuas Power has increased its employees’ environmental awareness by organizing energy and environmental activities to further reduce the total electricity consumption of various buildings in the power plant and the TUMC project.

Emission Management
Greenhouse Gas Management
Tuas Power has commenced operation with two units of 600MW oil-fired power units since 1999, whose features include the use of low sulphur fuel oil, low NOx burners and electrostatic precipitators to capture unburned carbon soot from the boiler flue gas before it is discharged into the air.

With the consideration of reducing its carbon footprint in the Tuas Power Station’s expansion plans, Tuas Power installed two additional units of 360MW gas-fired Combined Cycle Power Plants (CCPP) by January 2002 and a further two units of 360MW gas-fired CCPP by September 2005. In December 2013, a 406MW gas-fired CCPP came on-line. These efforts have made the Tuas Power Station’s carbon emission factor lower than that of the national average of all power plants in Singapore. In addition, upon smooth completion of the ongoing project to replace air-cooled chillers with water cooled chillers. It is expected that 1,655 tons of carbon dioxide emission, which come from the operation of the large air-conditioning systems in the Station, are to be reduced every year.

Exhaust Gas Management
The TMUC project uses advanced Circulating Fluidised Bed Boilers (CFBs) and a combination of low sulphur low ash coal and carbon neutral biomass to reduce the SOx/NOx emissions. The use of high efficiency bag filters to trap dust particulates generated from the combustion process and thus to further filter them helps reduce emission and guarantee that the power units operate comfortably within the national regulatory limits of emission.

Wastewater Management
In the case of wastewater treatment, the TUMC project has established wastewater treatment facilities to treat the wastewater produced internally and the wastewater generated by the petrochemical industry in the Denpasar region to ensure that the drainage is in line with the Industrial Waste Discharge Regulations of the Environmental Protection and Management Act. Since 2014, TMUC has complied with PUB’s Water Efficiency Management Plan (WEMP) to monitor the efficiency of water utility. High temperature return condensate from customers is used to pre-heat de-aerator feed water. Water cleaning is also replaced with vacuum cleaning. Efficient and obvious water conservation is realised through the above two measures.

Cooperation with Suppliers
Tuas Power has established a strong relationship with its suppliers and partners to provide reliable and effective contracts for subordinate energy plants owned by the Tuas Power, in order to facilitate the external recognition of Tuas Power’s ability of contractual performance. Tuas Power seeks to cooperate with suppliers and contractors that recognise its value. In handling customer information, Tuas Power enters an agreement with the contractor to protect customer information. Its own employees are subject to the same requirements as the contractor, and comply with the Company’s governance policies that protect customer information.

Providing Customers with High-Quality Services
Since 2003, Tuas Power has been serving customers with high-quality service. These customers range from individual businesses to developers and landlords of commercial buildings.

The Tuas Power Green Programme
The Tuas Power Green Programme is designed to provide customers with a wide range of various energy solutions, including green consultancy service and lighting solution. The green consultancy service is customer focused, and encourages companies to undergo energy audits to maximise energy efficiency. It also helps them identify and recommend improvements in the base design and features of their buildings, and brings value to customers. The lighting solution helps customers achieve significant energy-saving effects through changing simple details, such as using energy-efficient lighting systems instead of existing traditional lighting systems, so as to reduce energy conception and save costs.

Integrated Energy Management System (IEMS)
Tuas Power started a comprehensive energy management system service in January 2016, with its business highlight of automated meter readers. This instrument can detect the amount of electricity consumed by the target company for half an hour and conduct it to the portable side in real time, so that customers can view the data in real time through the mobile application, enabling immediate management and immediate adjustment. As part of the integrated energy management system, the automated meter reader provides an automated meter reading function that provides better service to customers, reduces human input, improves efficiency, and improves billing accuracy. After researches and studies in Europe, the employee of Tuas Power improved this intelligent meter to better meet the needs of local customers.

Community Co-Construction
Tuas Power is closely linked to the community and actively provides public services, financial supports and cooperation for government statutory committees, charitable organizations and non-profit organisations. Cooperative institutions include Singapore Children’s Association and Pre-schoolers’ educational organisations, etc. The Tuas Power also supports the horticultural research and conservation through the Garden City Fund, in order to protect Singapore’s green environment.

Communication with the Company
There is a frequent interaction and mutual assistance between Tuas Power and the Company. Personnel from two sides have carried out a number of related business exchanges. Several groups of technical and engineering employee from Tuas Power have finished trainings in the Company’s training institute, through which they have visited various power plants and gathered the Company’s leading operational experiences. Tuas Power have also consulted with technical experts from the Company to further improve and strengthen operational efficiency of the Tuas Power Station and TMUC.

Through Tuas Power’s own experience with navigating the gradually deregulated electricity market in Singapore, the Company has given many in-depth talks in Guangzhou, Hangzhou, Shenzhen and Beijing to various departments within the Huaneng Group and Huaneng Power International. Tuas Power has shared the experiences of Singapore’s electricity market reform with relevant Chinese government agencies and the Company’s business partners, such as Singapore’s market structure and operations, the retail competition, competitive differentiation from competitors and so on, which help the Company to be more prepared to meet the reform of China’s electricity market.

09 Looking Forward to the Future, Motivated for Tomorrow
We look forward to the future, and continuously accumulate experience for a time of use. Electric power industry is closely related with international development and people’s lives. Although it has existed for around a hundred years, it is still vibrant. It requires responsible enterprises to continuously tap their own potentials and improve their self-requirements. Face current situations of risks and opportunities coexisting, Huaneng Power International adheres to steady progress, promotes transformation and upgrading, actively reforms and innovates, and has established practical stage targets of the year 2020.

Scale of the Company	To achievea controllable installed capacity of more than 100 millionkilowatts, and further strengthened synergies.

Business Performance	To significantly improved our operating efficiency, ensure profitability to approach close to or surpassed the international first-class listed power generation companies.

Company Operation
Power generation business comprehensively achieve excellent operations, and our operating indicators generally reach the international industry-leading level. Use of hours maintain the domestic industry-leading level, and power efficiency indicators continued to maintain the international industry-leading level. Cost of installation per unit and safe production level reach the international first-class level.

Development Potential
Transformation and upgrading achieve significant results, installed capacity of low-carbon clean energy account for more than 20%. Financial situation and operating strength further enhance, with further improvement of development potential.

International Business	Scale of overseas business further expand. International business operations and oversees business efficiency rank among the international first-class power generation companies.

Overall Management
Overall management further develop. To form a scientific and complete modern management system and mechanism, to enhance ability of management innovation, to continuous consummate management mechanism. Performance management, financial management, risk management and other overall managements of the Company and its subsidiaries comprehensively enhance, reach the standard of international first-class listed power generation companies.

Talent Management
To build an international first-class talent team with 200 of senior managers, 400 of senior professionals, and 3000 of senior technical employee. Innovate personnel, labour and distribution system, mechanisms of talents selection and appointment, assessment and evaluation, assembly and deployment, incentive and insurance, and training and development tend to be perfected.

Brand Reputation
Significantly improve the Company’s branding ability, enhance Huaneng brand awareness and reputation. To be evaluated as “well-known brands” by the authoritative agency. Further strengthen the Company’s social responsibility system and internal communication system to be an internal harmonious enterprise.

Company Governance and Risk Management
Complete company system, normative company governance, and harmonious relationship with investors, which makes the Company a good model for domestic listed companies. Sound risk control system, maturely grasping and flexibly adapting to changes in policies and markets, achieved a steady growth of operation performance.

Party Building
Study in-depth the spirit of a series of significant speeches of General Secretary Xi Jinping, follow the plan of Huaneng Group’s party group and further implement the overall requirements of the CCP Party Central Committee to comprehensively govern the party in a strict manner. Comprehensively deepen party building of the Company, and focus on the implementation of three key works, namely, “one post two responsibilities”, strengthening the branch party construction, and consolidate and enlarge the achievements of behaviour construction. Strive to achieve “clear targets, implemented responsibilities, specific contents and quantified assessments”.

10 Appendix
10.1 About this Report
This report is the first “Environmental, Social and Governance Report” released by Huaneng Power International. This report focuses on the Company’s efforts and contributions to the environment, society and governance, as well as our outlook for the future. We hope that through the publication of this report, we will strengthen communication and liaison with our stakeholders.

The Board of Directors and all the Directors hereby warrant that the contents of this report do not contain any false representations, misleading statements or material omissions and take joint and several liabilities for the authenticity, accuracy and completeness of the contents.

The scope of the subject of this report
Huaneng Power International and its domestic and foreign affiliated branches and its wholly owned and controlled companies. Unless otherwise stated, the data disclosed in this report are about Huaneng Power International and its domestic affiliated subsidiaries and its wholly-owned and controlled companies.

Reporting period
The Company’s “Environmental, Social and Governance Report” is an annual report for the period from January 1, 2016 to December 31, 2016, and some of the statements and data are traced back to the previous year.

Reference remarks
In order to facilitate the presentation and be easy to read, the “Huaneng Power International, Inc” in this report is referred to as “Huaneng Power International”, “the Company” or “we”. The “China Huaneng Group Company” in this report is referred to as “Huaneng Group”.

Content compiling
The contents of this report are prepared in the light of the guidelines of the Hong Kong Stock Exchange’s “Guidelines for Environmental, Social and Governance Report”, the Global Reporting Initiative (GRI)’s “Guidelines for Sustainability Report (G4)” and its supplementary guidelines for power generation industry.

Access to this report
You can download the Chinese and English version of this report on Huaneng Power International’s website at http://www.hpi.com.cn. This report is published in both Chinese and English. In case of any discrepancies among the different versions, the Chinese version shall prevail. If you have any questions or suggestions, please call 010-63226582.

10.2 Contents Index of Environmental, Social and Governance (ESG) of Hong Kong Exchanges and Clearing Limited (HKEx)

Guidelines on Environmental, Social and Governance Reporting		Page Number	Report Content
Subject Area A: Environment
Aspect A1: Emissions
A1	General Disclosure	31-37	5.3.4 Emissions Management
A1.1	The types of emissions and respective emission data.	31	5.3.4 Emissions Management
A1.2	Greenhouse gas emissionsin total (in tonnes) and, where appropriate, intensity(e.g. per unit of production volume, per facility).	33	5.3.4 Emissions Management
A1.3	Total hazardous waste produced (in tonnes) and, where appropriate, intensity (e.g. per unit of production volume, per facility).	37	5.3.4 Emissions Management
A1.4	Total non-hazardous waste produced (in tonnes) and, where appropriate, intensity (e.g. per unit of production volume, per facility).	37	5.3.4 Emissions Management
A1.5	Description of measures to mitigate emissions and results achieved.	31-36 54	5.3.4 Emissions Management 8 Embracing the World, Spreading Three-colour Culture
A1.6	Description of how hazardous and non-hazardous wastes are handled, reduction initiatives and results achieved.	37	5.3.4 Emissions Management
Aspect A2: Use of Resources
A2	General disclosure	28-30	5.3.2 Energy Conservation and Consumption Reduction
A2.1	Direct and/or indirect energy consumption by type (e.g. electricity, gas or oil) in total (kWh in’000s) and intensity (e.g. per unit of production volume, per facility).	28	5.3.2 Energy Conservation and Consumption Reduction
A2.2	Water consumption in total and intensity (e.g. per unit of production volume, per facility).	30	5.3.3 Water Resources Management
A2.3	Description of energy use efficiency initiatives and results achieved.	28-29 53	5.3.2 Energy Conservation and Consumption Reduction 8 Embracing the World, Spreading Three-colour Culture
A2.4	Description of whether there is any issue in sourcing water that is fit for purpose, water efficiency initiatives and results achieved.	30	5.3.3 Water Resources Management
A2.5	Total packaging material used for finished products (in tonnes) and, if applicable, with reference to per unit produced.	–	N/A

Guidelines on Environmental, Social and Governance Reporting		Page Number	Report Content
Aspect A3: The Environment and Natural Resources
A3	General disclosure	37	5.3.5 Noise and Other Environmental Impacts
A3.1	Description of the significant impacts of activities on the environment and natural resources and the actions taken to manage them.	37	5.3.5 Noise and Other Environmental Impacts
Subject Area B. Social
Employment and Labour Practices
Aspect B1: Employment
B1	General Disclosure	39	6.1 Equal Employment and Equity Protection
Aspect B2: Health and Safety
B2	General Disclosure	21-22	4.3 Protection of Employees’ Occupational Safety and Health
B2.1	Number and rate of work-related fatalities.	21	4.3 Protection of Employees’ Occupational Safety and Health
B2.3	Description of occupational health and safety measures adopted, how they are implemented and monitored.	21-22 42	4.3 Protection of Employees’ Occupational Safety and Health 6.3 Happy Work and Happy Life
Aspect B3: Development and Training
B3	General disclosure	40-41	6.2 Employee Training and Career Development
Aspect B4: Labour Standards
B4	General disclosure	39	6.1 Equal Employment and Equity Protection
Operating Practices
Aspect B5: Supply Chain Management
B5	General disclosure	47	7.1 Continuously Strengthen Supplier Management
B5.2	Description of practices relating to engaging suppliers, number of suppliers where the practices are being implemented, how they are implemented and monitored.	47	7.1 Continuously Strengthen Supplier Management

Guidelines on Environmental, Social and Governance Reporting		Page Number	Report Content
Aspect B6: Product Responsibility
B6	General Disclosure	13-14	3.1 Intensive Guarantee of Power Supply Stability
B6.1	Percentage of total products sold or shipped subject to recalls for safety and health reasons.	–	N/A
B6.2	Number of products and service related complaints received and how they are dealt with.	48	7.2 Build a Harmonious and Stable Customer Relationship
B6.3	Description of practices relating to observing and protecting intellectual property rights.	16	3.2.2 Protection of Intellectual Property Right
B6.4	Description of quality assurance process and recall procedures.	–	N/A
Aspect B7: Anti-corruption
B7	General Disclosure	15	3.2.1 Reinforcement of Anti-corruption Management
B7.1	Number of concluded legal cases regarding corrupt practices brought against the issuer or its employees during the reporting period and the outcomes of the cases.	15	3.2.1 Reinforcement of Anti-corruption Management
B7.2	Number of products and service related complaints received and how they are dealt with.	15-16	3.2.1 Reinforcement of Anti-corruption Management
Community
Aspect B8: Community Investment
B8	General Disclosure	49-51 56	7.3 Actively Participate in Social Welfare 8 Embracing the World, Spreading Three-colour Culture
B8.1	Focus areas of contribution (e.g. education, environmental concerns, labour needs, health, culture, sport).	49-51 56	7.3 Actively Participate in Social Welfare 8 Embracing the World, Spreading Three-colour Culture
B8.2	Resources contributed (e.g. money or time) to the focus area.	49-51	7.3 Actively Participate in Social Welfare

10.3 Contents Index of Global Reporting Initiative (GRI)
G4 Indicator	G4 Description	Pages	References and Remarks
Strategy and Analysis
G4-1	Statement from the most senior decision-maker of the organization	03	1 Chairman’s Statement
Organizational Profile
G4-3	Name of the organization	05	2.1 Company Profile
G4-4	Primary brands, products, and services	05	2.1 Company Profile
G4-5	Location of the organization’s headquarters	68	10.4 Readers’Feedback
G4-6	Number and names of countries where either the organization has significant operations or that are specifically relevant to the sustainability topics covered in the report	05	2.1 Company Profile
G4-7	Nature of ownership and legal form	05	2.1 Company Profile
G4-8	Markets served	05	2.1 Company Profile
G4-9	Scale of the organization	05 08-09	2.1 Company Profile 2.6 Table of Key Performance Indicators in 2016
G4-10	Employee statistics	39	6.1 Equal Employment and Equity Protection
G4-11	Percentage of total employees covered by collective bargaining agreements	39	6.1 Equal Employment and Equity Protection
G4-12	Organization’s supply chain	47	7.1 Continuously Strengthen Supplier Management
G4-13	Significant changes during the reporting period regarding the organization’s size, structure, ownership, or its supply chain	–	No vital changes occurred
G4-14	Explanation of whether and how the precautionary approach or principle is addressed by the organization	05 07	2.2 Company Governance 2.5 ESG Responsibility Management
G4-15	Externally developed economic, environmental and social charters, principles, or other initiatives to which the organization subscribes or which it endorses	07	2.5 ESG Responsibility Management
G4-16	Memberships of associations	10	2.7.1 Information about and Communication with Stakeholders

G4 Indicator	G4 Description	Pages	References and Remarks
Identified Material Aspects and Boundaries
G4-17	a. List all entities included in the organization’s consolidated financial statements or equivalent documents b. Report whether any entity included in the organization’s consolidated financial statements or equivalent documents is not covered by the report	59	10.1 About this report
G4-18	a.Explain the process for defining the report content and the Aspect Boundaries b.Explain how the organization has implemented the Reporting Principles for Defining Report Content	59	10.1 About this report
G4-19	List all the material Aspects identified in the process for defining report content	11	2.7.2 Processes of Identification of Material Issues
G4-20	Aspect Boundary within the organization for each material aspect	11	2.7.2 Processes of Identification of Material Issues
G4-21	Aspect Boundary outside the organization for each material aspect	11	2.7.2 Processes of Identification of Material Issues
G4-23	Significant changes from previous reporting periods in the Scope and Aspect Boundaries	–	No vital changes occurred
EU1	Install capacity by primary energy and regulatory mechanism	08	2.6 Table of Key Performance Indicators in 2016
Stakeholder Engagement
G4-24	List of stakeholder groups engaged by the organization	10	2.7.1 Information about and Communication with Stakeholders
G4-25	Basis for identification and selection of stakeholders with whom to engage	10	2.7.1 Information about and Communication with Stakeholders
G4-26	Report the organization’s approach to stakeholder engagement, including frequency of engagement by type and by stakeholder group, and an indication of whether any of the engagement was undertaken specifically as part of the report preparation process	10	2.7.1 Information about and Communication with Stakeholders
G4-27	Report key topics and concerns that have been raised through stakeholder engagement, and how the organization has responded to those key topics and concerns, including through its reporting. Report the stakeholder groups that raised each of the key topics and concerns	10	2.7.1 Information about and Communication with Stakeholders
Report Profile
G4-28	Reporting period (such as fiscal or calendar year) for information provided	59	10.1 About this report
G4-29	Date of most recent previous report (if any)	–	N/A
G4-30	Reporting cycle	59	10.1 About this report

G4 Indicator	G4 Description	Pages	References and Remarks
G4-31	Provide the contact point for questions regarding the report or its contents	59	10.1 About this report
G4-32	‘In accordance’option the organization has chosen, GRI Content Index, reference to the External Assurance Report	–	Core suitable plan
Governance
G4-34	Governance structure of the organization. Committees responsible for decision-making on economic, environmental and social impacts	05	2.2 Company Governance
Ethics and Integrity
G4-56	Organization’s values, principles, standards and norms of behavior such as codes of conduct and codes of ethics	06	2.3 Development Strategy 2.4 Company Philosophy
Economic Performance
G4-EC1	Direct economic value generated and distributed	51	7.3 Actively Participate in Social Welfare
Energy (Substantial issue: energy use, clean and sustainable energy)
G4-EN3	Energy consumption within the organization	28	5.3.2 Energy Conservation and Consumption Reduction
G4-EN5	Energy intensity	28	5.3.2 Energy Conservation and Consumption Reduction
Water (Substantial issue: water resource management)
G4-EN8	The total water consumption by source. (EU) the total amount of water used by treatment, cooling and consumption of thermal power and nuclear power equipment, including ash and clean coal water	30	5.3.3 Management of Water Resources
G4-EN10	Percentage and total volume of water recycled and reused	30	5.3.3 Management of Water Resources
Emissions (Substantial issue: reduction of carbon dioxide and control emissions)
G4-EN15	Direct greenhouse gas (GHG) emissions (Scope 1) According to the regulatory mechanism classification, the net generated power of the generating capacity, the fossil fuel power generation, the estimated net power per tonne of carbon dioxide equivalent sent to the end user, including the emissions of its own power generation facilities	33	5.3.4.2 Management of Greenhouse Gases
G4-EN16	Energy indirect greenhouse gas (GHG) emissions (Scope 2)(EU) According to regulatory mechanism classification, carbon dioxide equivalent of estimated net power per megawatt hour sent to end user, including emissions from its own power generation facilities	33	5.3.4.2 Management of Greenhouse Gases

G4 Indicator	G4 Description	Pages	References and Remarks
G4-EN18	Greenhouse gas (GHG) emissions intensity	33	5.3.4.2 Management of Greenhouse Gases
G4-EN21	NOx, SOx, and other significant air emission (EN)Generating capacity of the net power generation, and nitrogen oxides’, sulphur oxides’ and other major gas’ emissions per megawatt hour, when the fuel is burned by a power plant	31	5.3.4.1 Exhaust Gas Management
Effluents and Waste (Substantial issue: emission control)
G4-EN22	Total water discharge by quality and destination(EU)Heat emission in the total amount of planned and accidental water emission	36	5.3.4.3 Wastewater Management
G4-EN23	Total weight of waste by type and disposal method(EU) PCBs in the total weight of hazardous and general waste	37	5.3.4.4 Waste Management
Products and Services
G4-EN27	Reducing the degree of environmental impact of products and services	28-37	5.3.2 Energy Conservation and Consumption Reduction
Compliance
G4-EN29	Monetary value of significant fines and total number of non-monetary sanctions for non-compliance with environmental laws and regulations	09	2.6 Table of Key Performance Indicators in 2016
Supplier Environmental Assessment
G4-EN33	Significant actual and potential negative environmental impacts in the supply chain and actions taken	47	7.1 Continuously Strengthen Supplier Management
Occupational Health and Safety (Material Issues: production safety and occupational health)
G4-LA6	Type of injury and rates of injury, occupational diseases, lost days, and absenteeism, and total number of work-related fatalities, by region and by gender(EU). Health and safety performance of contractors’and subcontractors’employees inside and outside the workplace	21	4.3 Protection of Employees’ Occupational Safety and Health
Training and Education (Material Issues: employee training and development)
G4-LA10	Programs for skills management and lifelong learning that support the continued employability of employees and assist them in managing career endings	40	6.2 Employee Training and Career Development
Supplier Assessment for Labor Practices
G4-LA15	Significant actual and potential negative impacts for labor practices in the supply chain and actions taken	47	7.1 Continuously Strengthen Supplier Management

G4 Indicator	G4 Description	Pages	References and Remarks
Child Labor
G4-HR5	Operations and suppliers identified as having significant risk for incidents of child labor, and measures taken to contribute to the effective abolition of child labor	39 47	6.1 Equal Employment and Equity Protection 7.1 Continuously Strengthen Supplier Management
Forced or Compulsory Labor
G4-HR6	Operations and suppliers identified as having significant risk for incidents of forced or compulsory labor, and measures to contribute to the elimination of all forms of forced or compulsory labor	39 47	6.1 Equal Employment and Equity Protection 7.1 Continuously Strengthen Supplier Management
Anti-corruption (Material Issues: Lawful Management and Anti-Corruption)
G4-SO4	Communication and training on anti-corruption policies and procedures	15	3.2.1 Reinforcement of Anti-corruption Management

10.4 Readers’ Feedback
Dear readers:

Hello! Thank you for reading this report. We particularly wish to listen to your comments and suggestions, and your comments and suggestions are the driving force behind our continuous improvement of our report. Please help to complete the relevant questions raised in the feedback form and mail it to the headquarters of the Company (headquarters address: Huaneng Building, Fuxingmennei Street 6, Xicheng District, Beijing).

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2. Do you think this report reflects the Company’s significant impacts on the environmental, social and governance?
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3. What do you think of the information, and the accuracy and completeness of the indicator data disclosed in this report?
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4. What do you think of the Company in serving its customers and protecting the interests of its stakeholders?
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6. Is there any content that you are looking for but not found in this report? If yes, please write down what you are concerned about.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Du Daming

Name:	Du Daming

Title:	Company Secretary

Date:     April 19, 2017